UNITED DOMINION
Realty Trust



2001 ANNUAL REPORT

DETERMINED TO BE THE BEST."

2001 ACCOMPLISHMENTS

- ◇ **Provided a total shareholder return of 43%**
- ◇ **Increased our dividend for the 25th consecutive year**
- ◇ **Recruited a new, highly experienced management team dedicated to operational excellence**
- ◇ **Reorganized our property management organization, flattening its structure and establishing metric-based performance targets and accountability**
- ◇ **Redeemed $100 million of Series A Preferred stock and closed on commitments for $600 million of Fannie Mae revolving credit facilities. These transactions lowered our overall capital costs, extended maturity schedules and helped to strengthen our balance sheet**
- ◇ **Issued 4.1 million shares of common stock in December to finance acquisition opportunities**
- ◇ **Initiated a market strategy to enhance diversification, produce economies of scale and improve asset quality, resulting in dispositions of $129 million of older communities and acquisitions of $61 million of new communities**



Sierra Palms, Chandler, Arizona



Finisterra, Tempe, Arizona



The Beaumont, Lakewood, Washington

UNITED DOMINION
Realty Trust

"BY ANY MEASURE, WE'RE

GUIDING PRINCIPLES

- Own and operate middle market apartments across a national platform, thus enhancing stability and predictability of returns to our shareholders
- Manage real estate cycles by taking an opportunistic approach to buying, selling and building apartment communities
- Empower site associates to manage our communities efficiently and effectively
- Measure and reward associates based on specific performance targets
- Manage our capital structure to ensure predictability of earnings and dividends

CONTENTS

GOAL

At United Dominion, we are committed to becoming the best operator of middle market apartment homes in the country and to providing an outstanding total return to our shareholders.



Corporate Headquarters
Executive Office
Regional Offices
Cities with >3,000 Units

"United Dominion's geographically and economically diversified assets are well-positioned to capitalize on the growing number of renters and to perform well in the face of emerging economic and social trends."



Carrington Hill, Franklin, Tennessee



Autumnwood, Fort Worth, Texas



COMPANY PROFILE

◇ ◇ ◇

UNITED DOMINION REALTY TRUST (NYSE:UDR), FOUNDED IN 1972, IS AMONG THE OLDEST AND LARGEST MULTIFAMILY REAL ESTATE INVESTMENT TRUSTS (REITS) IN THE COUNTRY. THE COMPANY OWNS AND OPERATES OVER 77,000 APARTMENT HOMES IN 274 COMMUNITIES, ENCOMPASSING SIXTY-TWO MARKETS THROUGHOUT TWENTY-ONE STATES. OUR 1,946 ASSOCIATES PROVIDE SERVICE TO APPROXIMATELY 250,000 RESIDENTS LIVING IN OUR APARTMENT COMMUNITIES EACH YEAR.

IN ITS 29-YEAR HISTORY, THE COMPANY HAS PROVIDED A TOTAL ANNUALIZED RETURN TO OUR SHAREHOLDERS OF 17.5% AND HAS INCREASED THE DIVIDEND EACH OF THE LAST 25 YEARS. MANAGEMENT IS FOCUSED ON BECOMING THE BEST OPERATOR OF MIDDLE MARKET APARTMENT HOMES IN THE COUNTRY. WE BELIEVE THAT THIS STRATEGY WILL DELIVER CONSISTENT, OUTSTANDING RETURNS TO OUR SHAREHOLDERS.

UNITED DOMINION
Realty Trust

2001 RESULTS

◇ ◇ ◇

(In millions, except per share data and apartment homes owned)	Years Ended December 31, 2001	2000	1999
For the Year			
Rental income	**$ 618.6**	$ 626.6	$ 625.1
Income from property operations excluding depreciation (NOI)	**372.4**	376.2	371.5
Income before gains on sales of investments, minority interests and extraordinary item	**44.7**	48.7	60.4
Net income	**61.8**	76.6	93.6
Distributions to preferred shareholders	**31.2**	36.9	37.7
Net income available to common shareholders	**27.1**	42.7	55.9
Funds from operations*	**178.8**	178.5	176.6
Adjusted funds from operations**	**147.3**	153.8	133.1
Common distributions declared	**109.0**	110.2	109.6
Per Share			
Earnings per common share—diluted	**$ 0.27**	$ 0.41	$ 0.54
Funds from operations—diluted*	**1.48**	1.45	1.42
Adjusted funds from operations—diluted**	**1.22**	1.25	1.07
Common distributions declared	**1.08**	1.07	1.06
At Year End			
Real estate owned, at carrying value***	**$3,907.7**	$3,836.3	$3,953.0
Secured debt	**974.2**	866.1	1,000.1
Unsecured debt	**1,090.0**	1,126.2	1,127.2
Shareholders' equity	**1,042.7**	1,218.9	1,310.2
Number of common shares outstanding	**103.1**	102.2	102.7
Number of completed apartment homes owned	**77,567**	77,219	82,154

* *Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (losses) from sales of depreciable property, plus real estate depreciation and amortization, less preferred dividends and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in October 1999 which was effective beginning January 1, 2000. For 2001, FFO and FFO per share include a non-recurring charge of $8.6 million or $0.07 per share related to workforce reductions, other severance costs, executive office relocation costs and the write-down of seven undeveloped land sites along with the Company's investment in an online apartment leasing company. For 2000, FFO and FFO per share include a non-recurring charge of $3.7 million or $0.03 per share related to the settlement of litigation and an organizational charge.*

** *Adjusted funds from operations (AFFO) is defined as FFO less recurring capital expenditures for our stabilized portfolio of $418 per unit in 2001, $311 per unit in 2000 and $520 per unit in 1999.*

*** *Includes real estate held for investment, real estate held for disposition and real estate under development, before depreciation.*

FUNDS FROM OPERATIONS AND ADJUSTED FUNDS FROM OPERATIONS
Per Share


$1.50
1.20
0.90
0.60
0.30
0
'86
'91
'96
'01
FFO Per Share
AFFO Per Share

COMMON DIVIDENDS
Per Share


$1.25
1.00
0.75
0.50
0.25
0
'86
'91
'96
'01

APARTMENT HOMES
Owned at December 31
(in Thousands)


100
80
60
40
20
0
'86
'91
'96
'01

BEGINNING A NEW ERA

◇ ◇ ◇



Robert C. Larson
Chairman

Thomas W. Toomey
President and Chief Executive Officer

Dear Shareholders:

By any measure, 2001 was a very good year for our investors. Despite the slowing economy and the terrible events of September 11, the total return on our common stock was 43%. We are especially proud to have extended our record of annual dividend increases to 25 consecutive years. Few companies can make this claim.

More importantly, we believe that United Dominion is well-positioned to attain operational excellence and sustained earnings growth moving forward. Our diversified portfolio of middle market apartments provides an extra measure of resiliency as the economy begins to turn around. No single market accounts for more than 7% of our holdings and our top 10 markets account for just 48%.

We have other advantages as well. The size of our portfolio gives us the platform to achieve meaningful economies of scale. In this regard, we owe a tremendous debt to Chairman Emeritus John P. McCann. When Mr. McCann joined United Dominion as its second employee in 1974, the Company owned just five properties. Thanks in large part to his leadership, United Dominion is now the fourth largest public apartment real estate investment trust in the nation, with real estate owned at a carrying value of almost $4 billion. We currently own and operate over 77,000 apartment homes in 274 communities. In 2001, we named our Richmond corporate headquarters building in Mr. McCann's honor as a way of expressing our gratitude for his exceptional 27 years of service to the Company.

The Company has new leadership, all experienced professionals who have worked together in the past. We also have the benefit of a seasoned property management team. Most importantly, management's interests are aligned with yours as shareholders.

The Challenges That Lie Ahead

Nonetheless, several initiatives must be undertaken if we are to achieve operational excellence. First, we must manage our properties more efficiently while increasing resident retention. Second, we must prune single property and slow growth markets from our portfolio to achieve economies of scale. Third, we must continue to improve the capital structure of the Company.

In each of these areas, we have begun implementing detailed strategies to move us forward. We have been investigating best practices from both inside and outside the real estate industry. We have also taken a metric-driven approach, streamlined processes and procedures, and linked employee performance evaluation to meaningful and measurable goals. We established accountability throughout the Company, providing superior rewards for superior performance.

Creating Value Through Operations

Due to the lack of brand identification, operating middle market apartments can be viewed as a commodity business in which consumer decisions are made based primarily on location and price. However, we have the opportunity to encourage resident retention through relationships and superior service. The daily interaction between our residents and associates, coupled with efficient operations, will drive shareholder value.

To achieve these goals in 2001, we took a number of dramatic steps to decentralize our operations and place resources and accountability closer to our residents. We accomplished this by eliminating three regional vice presidents and elevating seven area directors who now report directly to a corporate senior vice president. We also reduced the size of our workforce by 10%.

This new management structure facilitates communication and has enabled us to focus on real-time, day-to-day management. Additionally, we introduced initiatives designed to spread the maturity of leases more equitably across the year and to reduce the number of month-to-month leases, thus enhancing the predictability of our property operations. We also centralized a number of asset management functions and enhanced our national purchasing programs for such items as maintenance supplies and repairs.

Recruiting, retaining and enhancing the skill sets of our associates received major emphasis in 2001. We conducted weekly teleconferences and quarterly conference meetings with our property management team to spread best practices across the organization. In addition, we created a reward system for local managers based on clearly defined, measurable goals. Our objective is to foster a culture that attracts, retains and rewards exceptional performers.



Hickory Run, Henderson, Texas



Skylar Pointe, Houston, Texas





(BOTH)
Legend at Park Ten, Houston, Texas

Building a More Focused Portfolio

Our investment strategy has four objectives: to capitalize on economies of scale, to minimize risk, to improve asset quality and to generate above-average growth. By focusing on a portfolio across 25 to 30 core markets with favorable population and job growth trends, we will maintain meaningful diversification while achieving critical mass. In 2001, we identified core markets stretching from Northern Virginia, down through Florida, across Texas, Arizona, Southern California and up through the Pacific Northwest.

We intend to implement our core market strategy opportunistically, synchronizing our acquisition, disposition and development activities in each market with its market cycle. For instance, in 2001 we disposed of nine communities in non-core markets for $129 million, resulting in a gain of $25 million, and closed on a $61 million acquisition of three newly completed apartment communities that we developed in a joint venture. We also disposed of undeveloped land in markets where we had sufficient concentrations of assets or where the development cycle was not favorable, generating $12.7 million in sales proceeds.

Balance Sheet Strategy

Our financing strategy revolves around improving the predictability and growth of our earnings, reducing interest rate volatility and balancing our maturities.

The interest rate environment in 2001 was unprecedented in recent times and presented a unique opportunity for us. With the Federal Reserve's decisions to reduce interest rates eleven times, we were able to execute on a number of our financial strategies, including obtaining two separate Fannie Mae revolving credit facilities totaling $600 million in commitments. Using some of the proceeds from these two facilities, we are paying off $350 million of existing loans that have a weighted average interest rate of 7.9%. In the process, we have extended the maturity schedule, increased the number of unencumbered assets and created flexibility to execute on our core strategy. Depending on the rates at which the new debt tranches are locked, the

---



Before joining United Dominion in 2000, Mr. Toomey was Chief Operating Officer of Apartment Investment Management Company (AIMCO), where he was responsible for the operation of approximately 2,000 properties located in 48 states, the District of Columbia, and Puerto Rico, including over 375,000 apartment units serving approximately one million residents. In addition, he was responsible for AIMCO's accounting service centers, information services and human resources departments. Before becoming Chief Operating Officer, Mr. Toomey was Executive Vice President of Finance and Administration, with responsibilities for finance, accounting and information systems.

Thomas W. Toomey, PRESIDENT AND CHIEF EXECUTIVE OFFICER

A Company Director since May 2000, Mr. Larson is a Managing Director of Lazard Frères and is Chairman of Lazard Frères Real Estate Investors, L.L.C. He is also Chairman of Larson Realty Group, a privately owned company engaged in real estate investment, development and management. Prior to joining Lazard in 1999, Mr. Larson was Chairman of the Taubman Realty Group and Vice Chairman of Taubman Centers, Inc. Taubman is a publicly traded real estate investment trust that owns and operates a national portfolio of regional retail centers.

Robert C. Larson, CHAIRMAN



annualized interest savings of this strategy will range from $5 million to $7 million.

Another step we took during 2001 to increase shareholder value was to buy and sell our shares. With real estate prices high and our share price low in April, we sold out of non-core markets and bought back 3.8 million shares of common stock and operating partnership units at a weighted average price of $13.21. Later in the year, as we identified more acquisition opportunities, we sold shares at a price of $14.40, within 3% of our five-year high, and used the proceeds to purchase additional communities in our core markets.

Setting the Stage for Positive Change

While we have much work ahead of us, we are encouraged by our 2001 results and believe that the outlook for the Company is excellent. The multifamily industry remains highly fragmented, with the top 100 companies managing less than 15% of the market. Most apartments are managed by relatively small, unsophisticated operators.

As we exit certain markets and redeploy sales proceeds into new communities, our economies of scale and state-of-the-art property management practices will enable us to make acquisitions that will create substantial additional shareholder value. With the aid of our seasoned associates we shall accomplish this goal, while maintaining the safety and security of shareholder returns that have distinguished this Company from its inception.

Sincerely,

Robert C. Larson
Chairman

Thomas W. Toomey
President and Chief Executive Officer



Highlands of Preston, Plano, Texas

RAISING THE BAR

◇ ◇ ◇

Combining operating efficiency and resident retention for improved cash flow

Although United Dominion is a national organization, our business is fundamentally local. Our associates strive on a daily basis to find more effective ways to attract and retain residents. Accordingly, we have given our associates the tools and the incentives to utilize their expertise and knowledge of local conditions to create value for our shareholders.

Streamlining the Organization

One of the most important steps our new management team took in 2001 was to simplify our property management organization, eliminating a layer of management and revamping our basic operating structure from three regions to seven areas reporting to Kevin McCabe, Senior Vice President of Operations.

This flatter organizational structure improves communication and increases the speed with which we can launch new initiatives, disseminate best practices and respond to changes in the environment for apartment homes. We have built on this advantage by instituting quarterly meetings that bring together associates from around the country, giving them the opportunity to share their insights, gain feedback, challenge each other and set goals. In essence, we increased the intensity of our operational initiatives by focusing on 90-day increments.

Additionally, we centralized a number of support functions and established a common set of operating procedures that can be used across the organization. We are in the process of standardizing products and renegotiating contracts for such items as carpet, paint, maintenance and office supplies on a national level. Our goal is to have 75% participation in these national programs by year-end 2002. This reallocation of responsibilities and resources frees our local associates to focus on developing the level of customer service and relationships with residents that are so critical to the success of our business.

A number of additional benefits cascade from this set of decisions. The Company was able to streamline its community and corporate workforce by approximately 10 percent in 2001. This effort is expected to save the Company $1 million annually as we move forward. At the same time, we were able to deploy a marketing and pricing expert in each region to focus on these two drivers of occupancy.



AREA VICE PRESIDENTS
(Pictured left to right)

Cheryl T. Ducote
Louis N. Kovalsky
Thomas E. Lamberth
Cheryl F. Pucci
Dennis E. Sandidge
Ann W. Beal
Patrick M. Connelly

Setting Measurable Goals

In 2001, we successfully addressed a number of specific, company-wide issues that impact occupancy and rental rates, including:

- ◇ **Spreading lease maturity expirations more equitably across the year, making it easier to maintain consistent levels of occupancy**
- ◇ **Decreasing our exposure to month-to-month leases from 9.5% to 3.5%, thereby reducing the volatility of our revenue stream**
- ◇ **Lowering the number of units vacant 60-days or more from 1,200 to 180, enabling us to more effectively raise rents**
- ◇ **Imposing uniform application, pet, redecorating and transfer fees as well as charging a premium to those residents who elect month-to-month leases**

A High Performance Culture

Our goal is not simply to recognize associates for meeting these individual challenges, but to create an organizational culture that aligns our efforts with the interests of our shareholders. To accomplish this, we have established a quarterly and annual associate ranking process that clearly differentiates high performers from non-performers. Our intention is to pay these high performers best-in-industry compensation while putting plans in place to address performance deficiencies.

To complement these efforts, we worked in 2001 to establish a core competency in hiring. The apartment industry is a people business, and we must ensure that we are identifying, attracting and hiring the best available talent. To that end, we established hiring specialist positions. These associates are dedicated to finding the best individuals to operate our properties and, as a result, will free our site associates to concentrate on providing outstanding customer service.



Ms. Carlin is responsible for business development, purchasing and operational efficiency. "We are focused on bottom line improvement through a sharper focus on the details of other income generation, improved purchasing through standardization and controls, and implementation of innovative ideas to reduce expenses."

Martha Carlin, SENIOR VICE PRESIDENT





(ABOVE)
The Meridian, Carrollton, Texas

(LEFT)
Red Stone Ranch, Cedar Park, Texas

MONTHLY AVERAGE RENT
Same Communities



$750
600
450
300
150
0
'97
'98
'99
'00
'01

Mr. McCabe is responsible for property operations. "In 2001, we reduced the administrative burden placed on our sites, both in terms of time and paper. By doing so, we enable our associates to provide superior customer service to our existing residents, thereby maintaining our occupancy levels and enhancing the predictability of our revenue stream."

Kevin McCabe, SENIOR VICE PRESIDENT



OUR 274 COMMUNITIES OFFER MANY AMENITIES SUCH AS CLUBHOUSES, FITNESS CENTERS, IN-UNIT WASHERS AND DRYERS AND BUSINESS CENTERS.


ASSET QUALITY
Average Age & Rent
$750
600
450
300
150
0
Average Rent
13 Yrs.
14 Yrs.
13 Yrs.
12 Yrs.
12 Yrs.
25
20
15
10
5
0
Average Age
'97
'98
'99
'00
'01





(ABOVE)
The Mandolin, Euless, Texas

The Meridian, Carrollton, Texas

(RIGHT)
Derby Park, Grand Prairie, Texas



Mr. Wallis is responsible for legal, acquisitions, dispositions and development. "We began our market repositioning strategy in the fourth quarter by building up our acquisition pipeline first, and then by listing for sale approximately $350 million in assets that are located in non-strategic markets. Ultimately, we will be better positioned in those cities that historically deliver higher rent growth."

Mark Wallis, SENIOR EXECUTIVE VICE PRESIDENT



FOCUSING ON PREDICTABILITY AND SAFETY

◇ ◇ ◇

Focusing on economies of scale, diversification and asset quality

The middle market apartments that comprise United Dominion's portfolio are generally affordable to approximately 75% of all renters in the country. This large base of prospective residents creates a high degree of earnings predictability for the Company. Another degree of predictability and safety is created by our resident profile. Our residents tend to be renters-by-necessity that are attracted to our apartments because of their proximity to employment centers, their price point, and, to a lesser extent, their services and amenities. Given our average rents of $703 per month, we have less exposure to the higher rental rates that new development apartments command.

We also find that our apartments are affordable to young people entering the work force, single parent households and immigrants. All of the demographic trends affecting this country favor our middle market apartment type.

To ensure that we maintain properties that appeal to the middle market, we continually reinvest in our properties. We believe that these expenditures, which on average approximate $1,200 per apartment home annually, provide higher resident satisfaction.

Acquisitions and Dispositions—Vehicles for Providing Focus

United Dominion's approach to managing this portfolio is based on our goal of creating predictability and growth of earnings. Achieving economies of scale by owning between 2,000 to 10,000 apartment homes in each of our markets, coupled with our geographic diversity, will protect the Company from economic downturns in specific industries and provide stable net operating income growth.

Currently, United Dominion is well diversified, with assets in 62 markets. Our asset quality has improved markedly over the last few years as well. Through careful acquisition, disposition and development, the average age of our apartments decreased from 15 years in 1996 to 12 years today, while the average rent collected per home increased from $560 to $703 during the same period.

However, we have less than 1,000 apartment homes in thirty of these markets, and 40% of our assets are in markets that have low barriers to entry and below average population and job growth. We determined that we could retain the advantages of our present level of diversification, while increasing our economies of scale, by operating more homes in 25 to 30 core markets.

In 2001, we began implementing this core market strategy. Nine non-strategic communities were sold for an aggregate price of $129 million, including six properties in Florida for $113 million at the very favorable pricing of $69,000 per apartment home. The proceeds were used on an accretive basis to reduce debt, purchase Section 1031 exchange properties and to repurchase shares of the Company's common stock. At year-end, we were actively marketing 33 communities with an approximate value of $350 million.

We also purchased Credit Suisse First Boston's 75% interest in three newly completed apartment communities from a development joint venture between United Dominion and CSFB for approximately $46 million at a capitalization rate of 8.7%. The average rent for these communities is $967 a month, or $.98 per square foot, and they are 97% leased.

Development

Our development strategy in 2001 also illustrates the opportunistic way we build strength in our core markets. With the economy slowing, we devoted ourselves to completing projects already underway, rather than initiating new ones. At the beginning of the year, we had 2,426 units under development, but by year's end we had only 462. We completed apartment communities in Austin and Dallas, Texas; Raleigh, North Carolina; Fredericksburg, Virginia; Lakeland, Florida; and Phoenix, Arizona.

This strategic approach also governed our dispositions of undeveloped land. In situations in which we already had sufficient concentration of assets, or where it was too early in the cycle for development and where properties could be sold at attractive prices, we did so. Five development sites were sold during the year for a total of $12.7 million.

We are in initial talks with potential joint venture partners, and if early signs of a recovery prove indicative, we will begin construction again with completion dates set for 2003. We will, however, proceed cautiously, concentrating on renovating some of our older communities and, where we have adjacent land, expanding upon our existing properties within the portfolio.

SAME COMMUNITY 2001
NOI BY REGION
(Dollars in Thousands)



☐ Southeast	$138,251	37%
☐ Southwest	$ 96,395	26%
☐ West	$ 64,267	17%
☐ Mid-Atlantic	$ 46,545	13%
☐ Midwestern	$ 25,777	7%

DISCIPLINED PROGRESS

◇ ◇ ◇

Balancing strength and flexibility for additional shareholder value

With regard to the Company's capital structure, our goals are fourfold:

◇ **Provide flexibility to execute our business strategy**

◇ **Improve earnings and security of the dividend**

◇ **Reduce interest rate volatility**

◇ **Balance debt maturities**

As 2001 unfolded and the Federal Reserve significantly reduced interest rates, we capitalized on the opportunity to refinance a substantial portion of our secured debt as well as to redeem our Series A Preferred stock. With interest rates at the lowest levels in forty years, we refinanced a significant portion of our secured loans in a manner that both increased earnings and improved our fixed charge coverage ratio, a financial indicator of the dividend's security. United Dominion sought out and secured two Fannie Mae revolving credit facilities. We closed the first in August for $200 million, with an initial funding of $139 million, and converted this facility to an eight-year maturity at a fixed rate of 6.09%. The proceeds of the first facility were used principally to replenish the Company's line of credit after the redemption of $100 million 9.25% Series A Cumulative Redeemable Preferred stock that was completed in June. This reduced our cost of capital, saving the Company over $3 million annually.

In December, the Company closed on a commitment for an additional $400 million Fannie Mae revolving credit facility. The facility provides for an initial term of 10 years with an option by the Company to extend the term an additional five years at the then market rate. The Company has the option of variable or fixed rate tranches. The proceeds of the second facility are being used to refinance existing secured debt. The Company estimates that the positive net present value of these refinancings will range from $17 million to $20 million. We also extended maturity schedules, thereby mitigating refinancing risks in the next several years. Our fixed charge coverage ratio increased 30 basis points to 2.15x by year end.

Providing Superior Support

Our corporate services team, which provides support in accounting, technology and human resources, contributed materially to the successful initiatives implemented by the management team in 2001. Since virtually any business process can be outsourced today, our in-house processes can be competitively benchmarked and our associates challenged to provide superior services at the lowest possible cost.

As a result, management has challenged the corporate services team to identify existing procedures that impair efficiency and work with their internal customers to develop solutions. Our goal for 2002 is to measure ourselves against best practices, establish performance metrics, set aggressive goals and strive for continuous improvement.

For example, traditional processes for making payments to suppliers are very labor intensive and involve frequent duplication of efforts. By modeling our processes after bill payment companies, and making use of electronic billing and payment technologies, we will improve our efficiencies and reduce our costs.

Re-examining our administrative processes has another critical benefit in addition to reducing costs. As we build disciplined decision-making into our culture, allocate capital to those projects that promise the greatest return and eliminate bureaucracy, capable people will take notice. Add to the mix a learning environment and exceptional rewards for high performance, and the best people will flock to our Company. Exceptional associates, steeped in the United Dominion culture and dedicated to excellence, are the most lasting source of shareholder value.

MARKET CAPITALIZATION
(Dollars in Billions)


$4.0
3.2
2.4
1.6
0.8
0
'97
'98
'99
'00
'01
Total Debt at Book
Preferred Equity at Market
Common Equity at Market



Ms. Neyland is responsible for capital markets and investor relations. "Our goal is to continue to work on the Company's capital structure to increase the predictability of earnings, manage interest rate risks, balance maturities and, foremost, provide the flexibility to execute our business strategy."

Ella Neyland, EXECUTIVE VICE PRESIDENT AND TREASURER



(LEFT)
Oak Forest, Lewisville, Texas

(BELOW)
Waterside at Ironbridge, Chester, Virginia



Mr. Genry is responsible for accounting, financial and tax reporting, information systems, human resources and an internal operational auditing team. "Our Corporate Services Team has been charged with providing increasingly efficient support services to our operations and executive teams, while maintaining a high degree of internal control and assuring adherence to company policies and procedures."

Christopher Genry, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER



GLOSSARY OF TERMS

◇ ◇ ◇

1 **Real Estate Investment Trust (REIT)**—A REIT is a company dedicated to owning and, in most cases, operating income-producing real estate, such as apartments, shopping centers, offices and warehouses. Authorized by the Real Estate Investment Act of 1960, REITs were established to stimulate investment in real estate by offering small investors the opportunity to pool their investments to gain the benefits of both real estate ownership and professional real estate management. As a general rule, REITs will be exempt from federal income taxation to the extent they distribute their taxable income to shareholders as dividends.

2 **Funds From Operations (FFO)**—The most commonly accepted and reported measure of REIT operating performance. Defined as net income (computed in accordance with generally accepted accounting principles), excluding gains and losses from sales of depreciable property, adding back real estate depreciation and amortization, less preferred dividends, and after adjustments for unconsolidated partnerships and joint ventures.

3 **Net Asset Value (NAV)**—The net "market value" of all of a company's assets, including but not limited to its operating properties, after subtracting all of its liabilities and obligations.

4 **Adjusted Funds From Operations (AFFO)**—This term refers to a computation made by analysts and investors to measure a real estate company's cash flow generated by operations. AFFO is calculated by subtracting from Funds From Operations those normalized recurring expenditures that are capitalized by a REIT and then amortized, but which are necessary to maintain a REIT's properties and its revenue stream (e.g., new carpeting and drapes in apartment units). This calculation is also called Cash Available for Distribution (CAD) or Funds Available for Distribution (FAD).

5 **Equity Market Capitalization**—The market value of all outstanding common stock of a company.

6 **Total Market Capitalization**—The total market value of a REIT's outstanding common stock and indebtedness.

7 **Total Return**—A stock's dividend income plus capital appreciation, before taxes and commission.

8 **Fixed Charge Coverage Ratio**—Moody's calculates this ratio with a numerator equal to recurring EBITDA and a denominator of interest expense (including capitalized interest), ground lease obligations and preferred dividends. Standard & Poor's definition includes principal amortization payments in the denominator.

9 **EBITDA**—Earnings before interest, taxes, depreciation and amortization. This measure is sometimes referred to as Net Operating Income (NOI).

10 **Middle Market Apartment**—United Dominion defines these apartments as those that have rental rates that 75% of apartment renters can afford.

11 **Same Communities**—United Dominion defines same communities as those that were both owned and stabilized as of the beginning of the previous calendar year, and remain in the portfolio at the measurement date.

12 **Basis Point**—A unit of measure for interest yields and rates equivalent to one one-hundredth of one percent. One hundred basis points equals one percent.



Seabrook, Winter Park, Florida **Eden Brook, Columbia, Maryland** **The Pavilion, Arlington, Texas**

SELECTED FINANCIAL DATA

◇ ◇ ◇

In thousands, except per share data and apartment homes owned	2001	2000	1999	1998	1997
	Years Ended December 31,				
Operating Data(a)					
Rental income	**$ 618,590**	$ 626,594	$ 625,115	$ 481,986	$ 387,647
Income before gains on sales of investments, minority interests and extraordinary item	**44,743**	48,720	60,379	47,339	57,813
Gains on sales of investments	**24,748**	31,450	37,995	26,672	12,664
Extraordinary item—early extinguishment of debt	**(3,471)**	831	927	(138)	(50)
Net income	**61,828**	76,615	93,622	72,332	70,149
Distributions to preferred shareholders	**31,190**	36,891	37,714	23,593	17,345
Net income available to common shareholders	**27,142**	42,653	55,908	48,739	52,804
Common distributions declared	**108,956**	110,225	109,607	107,758	88,587
Weighted average number of common shares outstanding—basic	**100,339**	103,072	103,604	99,966	87,145
Weighted average number of common shares outstanding—diluted	**101,037**	103,208	103,639	100,062	87,339
Weighted average number of common shares, OP Units and common share equivalents—diluted	**120,728**	123,005	124,127	103,793	87,656
Per share:					
Basic earnings per share	**$ 0.27**	$ 0.41	$ 0.54	$ 0.49	$ 0.61
Diluted earnings per share	**0.27**	0.41	0.54	0.49	0.60
Common distributions declared	**1.08**	1.07	1.06	1.05	1.01
Balance Sheet Data(a)					
Real estate owned, at carrying value	**$3,907,667**	$3,836,320	$3,953,045	$3,952,752	$2,517,398
Accumulated depreciation	**646,366**	509,405	395,864	316,630	245,367
Total real estate owned, net of accumulated depreciation	**3,261,301**	3,326,915	3,557,181	3,636,122	2,272,031
Total assets	**3,348,091**	3,453,957	3,688,317	3,762,940	2,313,725
Secured debt	**974,177**	866,115	1,000,136	1,072,185	417,325
Unsecured debt	**1,090,020**	1,126,215	1,127,169	1,045,564	738,901
Total debt	**2,064,197**	1,992,330	2,127,305	2,117,749	1,156,226
Shareholders' equity	**1,042,725**	1,218,892	1,310,212	1,374,121	1,058,357
Number of common shares outstanding	**103,133**	102,219	102,741	103,639	89,168
Other Data(a)					
Cash Flow Data					
Cash provided by operating activities	**$ 224,411**	$ 224,160	$ 190,602	$ 140,597	$ 137,903
Cash (used in)/provided by investing activities	**(64,055)**	58,705	(103,836)	(263,864)	(342,273)
Cash (used in)/provided by financing activities	**(166,020)**	(280,238)	(105,169)	148,875	191,391
Funds from Operations(b)					
Net income	**$ 61,828**	$ 76,615	$ 93,622	$ 72,332	$ 70,149
Adjustments:					
Distributions to preferred shareholders	**(31,190)**	(36,891)	(37,714)	(23,593)	(17,345)
Real estate depreciation, net of other partnerships' interest	**150,206**	151,520	120,543	99,588	76,688
Gains on sales of depreciable property, net of other partnerships' interest	**(24,007)**	(30,300)	(37,995)	(26,672)	(12,664)
Minority interests of unitholders in operating partnership	**1,967**	2,885	4,434	1,430	278
Real estate depreciation related to unconsolidated entities	**1,105**	251	181	24	—
Extraordinary item—early extinguishment of debt	**3,471**	(831)	(927)	138	50
Funds from operations—basic	**$ 163,380**	$ 163,249	$ 142,144	$ 123,247	$ 117,156
Adjustment:					
Distributions to preferred shareholders—Series D (Convertible)	**15,428**	15,300	15,154	986	—
Funds from operations—diluted	**$ 178,808**	$ 178,549	$ 157,298	$ 124,233	$ 117,156
Adjustment:					
Recurring capital expenditures	**(31,535)**	(24,794)	(43,528)	(25,019)	(24,490)
Adjusted Funds from Operations—diluted(c)	**$ 147,273**	$ 153,755	$ 113,770	$ 99,214	$ 92,666
Apartment Homes Owned					
Total apartment homes owned at December 31	**77,567**	77,219	82,154	86,893	62,789
Weighted average number of apartment homes owned during the year	**76,487**	80,253	85,926	70,724	58,038

(a) In 1998, United Dominion completed the following statutory mergers: (i) ASR Investments Corporation Inc. on March 27, 1998 for an aggregate purchase price of $323 million and; (ii) American Apartment Communities II on December 7, 1998 for an aggregate purchase price of $794 million.

(b) Funds from operations ("FFO") is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (losses) from sales of depreciable property, plus depreciation and amortization, less preferred dividends and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in October 1999 which was effective beginning January 1, 2000. United Dominion considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of United Dominion's activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. For 2001, FFO includes a non-recurring charge of $8.6 million related to workforce reductions, other severance costs, executive office relocation costs and the write-down of seven undeveloped land sites along with the Company's investment in an online apartment leasing company. For 2000, FFO includes a non-recurring charge of $3.7 million related to the settlement of litigation and an organizational charge.

(c) Adjusted funds from operations is defined as FFO less recurring capital expenditures for our stabilized portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

◇ ◇ ◇

Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements concerning property acquisitions and dispositions, development activity and capital expenditures, capital raising activities, rent growth, occupancy and rental expense growth. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of United Dominion Realty Trust, Inc. (United Dominion) to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unanticipated adverse business developments affecting United Dominion, or its properties, adverse changes in the real estate markets and general and local economies and business conditions. Although United Dominion believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by United Dominion or any other person that the results or conditions described in such statements or the objectives and plans of United Dominion will be achieved.

Business Overview

United Dominion is a real estate investment trust (REIT) that owns, acquires, renovates, develops and manages middle market apartment communities nationwide. From 1996 through 1999, United Dominion acquired other REITs, private portfolios and individual communities to create a national platform. Following this significant acquisition period, the Company upgraded the quality of the portfolio and invested in infrastructure and technology to catch up with the rapid growth of its portfolio of assets. During 2001, United Dominion continued to refine its strategy with the goal of enhancing long-term earnings growth on a sustained basis by focusing on operational issues that management believes will produce above-average net operating income growth, steadily increase cash flow per apartment home and strengthen the capital structure of the Company. The Company's strategy includes the following key initiatives:

- ◇ Own and operate middle market apartment homes across a geographically diverse platform by enhancing United Dominion's presence in 25–30 core markets to enable the Company to capitalize on operating efficiencies.
- ◇ As local market cycles create opportunities, exit current markets where long-term growth is below the national average (the "non-core markets").
- ◇ Employ a strict capital allocation discipline throughout all decision-making processes to enhance performance, improve the strength of the Company's balance sheet and increase financial flexibility.
- ◇ Lead, manage, measure and reward associates based upon performance specifically tied to key financial and investment indicators, including the growth of funds from operations, adjusted funds from operations and the common share price.

Over the long-term, these key initiatives will better position United Dominion to serve its customers, increase profitability and capitalize on changes in the marketplace. At December 31, 2001, United Dominion owned 274 communities with 77,567 apartment homes nationwide.

The following table summarizes United Dominion's apartment market information by major geographic market (excluding real estate under development):

	As of December 31, 2001				Year Ended December 31, 2001	
	Number of Apartment Communities	Number of Apartment Homes	Percentage of Carrying Value	Carrying Value (in thousands)	Average Physical Occupancy	Average Monthly Rental Rates
Dallas, TX	16	5,177	6.7%	$ 255,437	95.0%	$ 678
Houston, TX	22	5,722	5.9%	227,217	94.0%	623
Phoenix, AZ	12	3,854	5.9%	225,997	93.6%	715
Orlando, FL	14	4,140	5.3%	202,676	92.9%	746
San Antonio, TX	12	3,827	5.0%	190,182	91.6%	677
Raleigh, NC	10	3,283	4.3%	166,411	91.7%	719
Tampa, FL	10	3,372	4.0%	151,867	94.1%	694
Fort Worth, TX	11	3,561	3.9%	148,888	96.6%	638
Columbus, OH	6	2,527	3.9%	148,012	93.4%	691
San Francisco, CA	4	980	3.7%	140,995	97.3%	1,767
Charlotte, NC	10	2,710	3.5%	136,303	89.2%	703
Nashville, TN	8	2,220	3.1%	119,805	94.2%	688
Greensboro, NC	8	2,122	2.7%	103,703	91.0%	642
Monterey Peninsula, CA	9	1,706	2.5%	97,304	95.4%	859
Memphis, TN	6	1,956	2.5%	96,909	92.3%	633
Richmond, VA	8	2,372	2.5%	96,117	95.6%	711
Southern California	5	1,414	2.4%	90,989	95.8%	903
Wilmington, NC	6	1,869	2.3%	89,015	92.6%	661
Metropolitan DC	5	1,291	1.9%	74,599	97.9%	845
Atlanta, GA	6	1,426	1.9%	71,202	93.3%	741
Baltimore, MD	6	1,291	1.7%	67,102	97.1%	817
Columbia, SC	6	1,584	1.6%	62,230	95.0%	586
Jacksonville, FL	3	1,157	1.5%	58,329	92.9%	669
Norfolk, VA	6	1,437	1.4%	54,095	95.4%	665
Lansing, MI	4	1,226	1.3%	48,668	92.4%	661
Seattle, WA	3	628	0.9%	34,031	94.9%	742
Other Western	6	2,594	3.2%	127,729	96.3%	703
Other Florida	8	2,073	2.6%	101,208	91.3%	722
Other Southwestern	9	2,212	2.6%	98,136	93.4%	589
Other Midwestern	10	2,122	2.5%	93,803	93.0%	629
Other Pacific	7	1,757	2.3%	87,156	93.6%	706
Other North Carolina	8	1,893	1.9%	74,453	95.1%	566
Other Mid-Atlantic	5	928	1.1%	42,397	96.6%	770
Other Southeastern	3	764	1.0%	37,428	94.8%	586
Other Northeastern	2	372	0.5%	18,119	96.4%	672
Total Apartments	274	77,567	100.0%	$3,838,512	93.9%	$ 703

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations either through the sale or maturity of existing assets or by the acquisition of additional funds through working capital management. Both the coordination of asset and liability maturities and effective working capital management are important to the maintenance of liquidity. United Dominion's primary source of liquidity is its cash flow from operations as determined by rental rates, occupancy levels and operating expenses related to its portfolio of apartment homes. United Dominion routinely uses its unsecured bank credit facility to temporarily fund certain investing and financing activities prior to arranging for longer-term financing. During the past several years, proceeds from the sales of real estate have been used for both investing and financing activities.

United Dominion expects to meet its short-term liquidity requirements generally through its net cash provided by operations and borrowings under credit arrangements. The Company expects to meet certain long-term liquidity requirements such as scheduled debt maturities, the repayment of financing on development activities and potential property acquisitions, through long-term secured and unsecured borrowings, the disposition of properties and the issuance of debt securities or additional equity securities of the Company. The Company believes that its net cash provided by operations will continue to be adequate to meet both operating requirements and the payment of dividends by the Company in accordance with REIT requirements in both the short- and long-term. The budgeted expenditures for improvements and renovations of certain properties are expected to be funded from property operations.

United Dominion filed a shelf registration statement in December 1999 providing for the issuance of up to $700 million in common shares, preferred shares and debt securities to facilitate future financing activities in the public capital markets. In March 2000, United Dominion utilized this shelf registration statement to sell $100 million of senior unsecured notes due March 2003 at an interest rate of 8.625%. In December 2001, United Dominion completed an offering to the public of 4.1 million shares of common stock at a price of $14.40 per share. As of December 31, 2001, $541 million of equity and debt securities remain available for use under the shelf registration, although access to capital markets is dependent on market conditions at the time of issuance. Subsequent to December 31, 2001, the underwriters who sold the Company's stock in December 2001 exercised their over-allotment option for 166,800 shares of common stock at a price of $14.40 per share.

In September 2001, Moody's Investors Service lowered its rating on the securities of the Company to Baa3 from Baa2, placing its rating on par with that of Standard & Poors, which had lowered its rating in 2000. This revision did not trigger a material increase in the borrowing rate under the Company's $375 million three-year unsecured revolving bank credit facility or the Company's secured revolving Fannie Mae credit facilities (see discussion under "Credit Facilities"), and United Dominion's debt rating remains "investment grade." Management does not anticipate that this revision will prevent the Company from accessing the public or private markets for either unsecured or secured financing.

Future Capital Needs

Future development expenditures are expected to be funded primarily through joint ventures or with proceeds from the sale of property, and to a lesser extent, cash flows provided by operating activities. Acquisition activity in strategic markets is expected to be largely financed by the reinvestment of proceeds from the sale of property in non-strategic markets.

During 2002, United Dominion has approximately $108.6 million of maturing debt which the Company anticipates repaying using proceeds from mortgage refinancing activity or borrowings under unsecured or secured credit facilities.

Critical Accounting Policies

Capital Expenditures

United Dominion capitalizes those expenditures related to acquiring new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset. Expenditures necessary to maintain an existing property in ordinary operating condition are expensed as incurred.

During 2001, $53.1 million or $704 per home was spent on capital expenditures for all of United Dominion's communities excluding development and commercial properties. These capital improvements included turnover related expenditures for floor coverings and appliances, other recurring capital expenditures such as HVAC equipment, roofs, landscaping, siding, parking lots and other non-revenue enhancing capital expenditures, which aggregated $31.5 million or $418 per home. In addition, revenue enhancing capital expenditures, including water submetering, gating and access systems, the addition of microwaves, washer-dryers, interior upgrades and new business and fitness centers totaled $21.6 million or $286 per home for the year ended December 31, 2001.

The following table outlines capital expenditures and repair and maintenance costs for the Company's total portfolio, excluding real estate under development and commercial properties for the periods presented (dollars in thousands):

	Year Ended December 31,			Year Ended December 31, (per unit)		
	2001	**2000**	**% Change**	**2001**	**2000**	**% Change**
Turnover capital expenditures	**$16,776**	$14,109	18.9%	**$ 222**	$177	25.4%
Other recurring capital expenditures	**14,759**	10,685	38.1%	**196**	134	46.3%
Total recurring capital expenditures	**31,535**	24,794	27.2%	**418**	311	34.4%
Revenue enhancing improvements	**21,561**	16,702	29.1%	**286**	210	36.2%
Total capital improvements	**$53,096**	$41,496	28.0%	**$ 704**	$521	35.1%
Repair and maintenance	**36,197**	36,185	0.0%	**480**	454	5.7%
Total expenditures	**$89,293**	$77,681	14.9%	**$1,184**	$975	21.4%

Total capital improvements increased $11.6 million or $183 per home in 2001 compared to the same period in 2000. United Dominion will continue to selectively add revenue enhancing improvements that the Company believes will provide a return on investment substantially in excess of United Dominion's cost of capital. Capital expenditures during 2002 are currently expected to be at approximately the same level as those experienced in 2001.

Revenue Recognition

United Dominion's apartment homes are leased under operating leases with terms generally of one year or less. The Company's revenue recognition policy approximates a straight-line rent policy; however, United Dominion's revenue recognition policy results in slightly lower revenues in periods of increasing concessions and slightly higher revenues during periods of decreasing concessions. Rental concessions are recognized when incurred rather than using the straight-line rent methodology. During 2001, 2000 and 1999, the Company has experienced increased rental concessions.

Derivatives and Hedging Activities

United Dominion uses derivative financial instruments in the normal course of business to reduce its exposure to fluctuations in interest rates. As of December 31, 2001, United Dominion had 16 interest rate swap agreements with a notional value aggregating $282 million that are used to fix the interest rate on a portion of the Company's variable rate debt. These derivatives qualify for hedge accounting as discussed in Note 1 to our consolidated financial statements. While we intend to continue to meet the conditions for hedge accounting, if a particular interest rate swap does not qualify as highly effective, the change in the fair value of the derivatives used as hedges would be reflected in earnings.

Interest rate swaps, where the Company effectively makes fixed rate payments and receives variable rate payments to eliminate its variable rate exposure, are entered into to manage the interest rate risk in the Company's existing balance sheet mix. These instruments are valued using the market standard methodology of netting the discounted future variable cash receipts and the discounted expected fixed cash payments. The variable cash flow streams are based on an expectation of future interest rates derived from observed market interest rate curves. We have not changed our methods of calculating these fair values or developing the underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. Information about the fair values, notional amounts, and contractual terms of the Company's interest rate swaps can be found in Note 7 to our consolidated financial statements and the section titled "Interest Rate Risk" that follows.

Potential losses are limited to counterparty risk in situations where United Dominion is owed money; that is, when United Dominion holds contracts with positive fair values. The Company does not expect any losses from counterparties failing to meet their obligations as the counterparties are highly rated credit quality U.S. financial institutions and management believes that the likelihood of realizing material losses from counterparty non-performance is remote. At December 31, 2001, the Company had unrealized losses totaling $14.9 million on derivative transactions, which if terminated would require a cash outlay. United Dominion presently has no intention to terminate these contracts. There are no credit concerns related to the Company's obligations and it expects to meet those obligations without default (see Note 7—Financial Instruments).

The following discussion explains the changes in net cash provided by operating activities and net cash used in investing and financing activities which are presented in United Dominion's Consolidated Statements of Cash Flows.

Operating Activities

For the year ended December 31, 2001, United Dominion's cash flow from operating activities was $224.4 million compared to $224.2 million for 2000. During 2001, cash flow from operating activities resulted primarily from a change in the level of operating assets as a result of collections on escrow accounts and joint venture receivables offset by a decline in revenues generated from a smaller portfolio of assets.

Investing Activities

For the year ended December 31, 2001, net cash used in investing activities was $64.1 million compared to net cash provided by investing activities of $58.7 million for 2000. Changes in the level of investing activities from period to period reflects United Dominion's strategy as it relates to its acquisition, capital expenditure, development and disposition programs, as well as the impact of the capital market environment on these activities.

Real Estate Under Development

Development activity is focused in core markets that have strong operations managers in place. For the year ended December 31, 2001, United Dominion invested approximately $53.6 million in real estate projects, down $30.8 million from its 2000 level of $84.4 million.

The following projects, representing additional phases to existing communities, were under development at December 31, 2001:

	Location	Number of Apartment Homes	Completed Apartment Homes	Cost to Date (In thousands)	Budgeted Cost (In thousands)	Estimated Cost Per Home	Expected Completion Date
Greensview II	Denver, CO	192	168	$15,400	$16,700	$87,000	1Q02
Meridian II	Dallas, TX	270	86	12,000	17,400	64,400	2Q02
Total		462	254	$27,400	$34,100	$73,800	

In addition, United Dominion owns nine parcels of land that it continues to hold for future development that had a carrying value at December 31, 2001 of $12.8 million. Eight of the nine parcels represent additional phases to existing communities as United Dominion plans to add apartment homes adjacent to currently owned communities that are in improving markets.

The following projects were complete at December 31, 2001:

	Location	Number of Apartment Homes	Development Cost (In thousands)	Cost Per Home	Date Completed	% Leased at 12/31/01
New Communities:						
Red Stone Ranch	Austin, TX	324	$19,400	$59,900	7/01	76.9%
Dominion Place at Kildaire Farm	Raleigh, NC	332	23,600	71,100	12/01	49.0%
		656	43,000	65,500		
Additional Phases:						
Manor at England Run III	Fredericksburg, VA	120	8,500	70,800	9/01	99.2%
Total		776	$51,500	$66,400		

Development Joint Venture

On June 21, 2000, United Dominion completed the formation of a joint venture that would invest approximately $101 million to develop five apartment communities with a total of 1,438 apartment homes. United Dominion owns a 25% interest in the joint venture and is serving as the managing partner of the joint venture as well as the developer, general contractor and property manager. Upon closing of the venture, United Dominion contributed the projects in return for its equity interest of approximately $8 million in the venture and was reimbursed for approximately $35 million of development outlays that were incurred prior to the formation of the joint venture.

For the years ended December 31, 2001 and 2000, United Dominion recognized fee income of approximately $2.6 million and $3.0 million, respectively, for general contracting, developer and management services provided by the Company to the joint venture.

As of December 31, 2001, all five joint venture properties were complete as follows:

	Location	Number of Apartment Homes	Development Cost (In thousands)	Cost Per Home	Date Completed	% Leased at 12/31/01
Meridian I	Dallas, TX	250	$16,400	$65,600	6/00	94.4%
Parke 33	Lakeland, FL	264	17,100	64,800	2/01	92.0%
Sierra Canyon	Phoenix, AZ	236	15,400	65,300	3/01	97.9%
Oaks at Weston	Raleigh, NC	380	28,000	73,700	3/01	82.9%
Mandolin	Dallas, TX	308	21,100	68,500	9/01	99.4%
Total		1,438	$98,000	$68,200		

On December 28, 2001, United Dominion purchased three of the five apartment communities for a total aggregate cost of $61.3 million. The three communities purchased were Meridian I, Sierra Canyon and Mandolin. The Company has the option, but not the obligation, to purchase the remaining two properties for fair value through December 31, 2006. If neither the Company nor the joint venture partner elects to purchase these properties prior to December 2006, the joint venture will then dispose of the assets to a third party at the then market price.

Disposition of Investments

For the year ended December 31, 2001, United Dominion sold nine communities with 1,889 apartment homes and five parcels of land for an aggregate sales price of approximately $141.3 million and recognized gains for financial reporting purposes of $24.7 million. Proceeds from the sales were used primarily to repurchase the Company's 9.25% Series A Cumulative Redeemable Preferred stock during the second quarter of 2001, and to a lesser extent, to reduce long-term debt, repurchase common shares and to complete Section 1031 exchanges in order to defer taxable gains. During 2000, United Dominion sold 26 communities with 5,835 apartment homes, one commercial property and a parcel of land for an aggregate sales price of approximately $214.5 million and recognized gains for financial reporting purposes of $31.5 million.

During 2002, United Dominion plans to dispose of selected communities in non-core markets or with inferior locations, significant capital expense requirements without the potential of a corresponding increase in rent or insufficient growth potential. Proceeds from 2002 dispositions, expected to be at levels above that of 2001, are planned to be used to acquire communities, fund development activity and to reduce debt.

Acquisitions

During the year ended December 31, 2001, United Dominion acquired five communities with 1,304 apartment homes and one parcel of land at a total cost (including closing costs) of approximately $92.6 million which included the use of tax free exchange funds.

During 2002, senior management plans to continue to channel new investments to those markets that are projected to provide the best investment returns for the Company over the next ten years. Markets will be targeted based upon refined criteria including past performance, expected job growth, current and anticipated housing supply and demand and the ability to attract and support household formation.

Financing Activities

Net cash used in financing activities during 2001 was $166.0 million compared to $280.2 million for 2000, a decrease of $114.2 million. As part of the plan to improve the Company's balance sheet position, United Dominion used proceeds from its disposition program and borrowings under its credit facilities to pay down secured and unsecured debt, to repurchase shares of common and preferred stock and to complete Section 1031 exchanges in order to defer taxable gains.

In June 2001, the Company completed the redemption of all of its outstanding 9.25% Series A Cumulative Redeemable Preferred shares at $25 per share plus accrued dividends utilizing proceeds from asset sales and a new secured credit facility. For the year ended December 31, 2001, United Dominion repurchased 17,600 Series B preferred shares at an average price of $24.42 per share and 3,768,704 common shares and operating partnership units at an average price of $13.21. As of December 31, 2001, approximately 3.2 million common shares and $13.6 million of Series B preferred shares remained available for purchase under the existing authorization for the share repurchase program.

In August 2001, United Dominion closed on a $200 million credit facility with ARCS Commercial Mortgage Co., L.P. ARCS is a Fannie Mae DUS Lender. The initial funding on the facility was $139 million. The adjustable rate loan was provided through Fannie Mae DMBS for a five-year term based on three month LIBOR, with an initial interest rate of 3.99%. The Company has the option to extend the facility for an additional five years. The proceeds of the loan were used principally to redeem the Company's 9.25% Series A Cumulative Redeemable Preferred shares and reduce unsecured debt. The balance of the loan proceeds was used to refinance maturing secured loans.

In December 2001, United Dominion closed on a $400 million Fannie Mae revolving credit facility through ARCS Commercial Mortgage Co., L.P. The facility provides for an initial term of ten years with an option by the Company to extend the term an additional five years at the then market rate. The Company has the option of variable or fixed rate tranches. The facility will be funded over the next several months and will be used primarily for the refinancing of existing debt on approximately 30 properties. Although the Company expects to pay prepayment penalties of approximately $23 million, the Company estimates, based upon certain assumptions as to the timing of the refinancings and underlying interest rates, that the positive net present value of the refinancings will range from approximately $17 million to $20 million.

Also in December 2001, United Dominion completed an offering to the public of 4.1 million shares of common stock at a price of $14.40 per share. The proceeds were used to purchase apartment communities.

For the year ended December 31, 2001, the Company repaid $107.3 million of secured debt and $21.3 million of unsecured debt, assumed $18.2 million of secured debt in connection with the acquisition of properties and was relieved of $28.3 million of secured debt in connection with the disposition of properties.

Credit Facilities

United Dominion has four secured revolving credit facilities with the Federal National Mortgage Association (the "FNMA Credit Facilities") with an aggregate commitment of $860 million. As of December 31, 2001, $422.7 million was outstanding under the FNMA Credit Facilities leaving $437.3 million of unused capacity. The FNMA Credit Facilities are for an initial term of five or ten years, bear interest at a floating rate and can be extended for an additional five years at United Dominion's discretion (see Note 4—Secured Debt).

United Dominion has a $375 million three-year unsecured revolving credit facility (the "Bank Credit Facility") that matures August 2003. As of December 31, 2001, $230.2 million was outstanding under the Bank Credit Facility leaving $144.8 million of unused capacity. Under the Bank Credit Facility, the Company may borrow at a rate of LIBOR plus 110 basis points for LIBOR-based borrowings and pays a facility fee, which is equal to 0.25% of the commitment (see Note 5—Unsecured Debt).

The FNMA Credit Facilities and the Bank Credit Facility are subject to customary financial covenants and limitations.

Derivative Instruments

As part of United Dominion's overall interest rate risk management strategy, the Company uses derivatives as a means to fix the interest rates of variable rate debt obligations or to hedge anticipated financing transactions. The Company's derivative transactions used for interest rate risk management include various interest rate swaps with indices that relate to the pricing of specific financial instruments of United Dominion. The Company believes that it has appropriately controlled its interest rate risk through the use of its derivative instruments. Due to the decline in interest rates in 2001, the fair value of the Company's derivative instruments has declined from an unfavorable value position of $3.8 million at December 31, 2000 to an unfavorable value position of $14.9 million at December 31, 2001 (see Note 7—Financial Instruments).

Interest Rate Risk

United Dominion is exposed to interest rate risk associated with variable rate notes payable and maturing debt that has to be refinanced. United Dominion does not hold financial instruments for trading or other speculative purposes, but rather issues these financial instruments to finance its portfolio of real estate assets. United Dominion's interest rate sensitivity position is managed by the Company's finance department. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. United Dominion's earnings are affected as changes in short-term interest rates impact its cost of variable rate debt and maturing fixed rate debt. A large portion of United Dominion's market risk is exposure to short-term interest rates from variable rate borrowings outstanding under the unhedged portion of its FNMA Credit Facilities and its Bank Credit Facility, which totaled $405.7 million and $75.2 million, respectively, at December 31, 2001. The impact on United Dominion's financial statements of refinancing fixed rate debt that matured during 2001 was not material. As permitted by the terms of the Company's FNMA Credit Facilities, management intends to convert a significant portion of those borrowings from variable rates to fixed rates in 2002.

At December 31, 2001, the notional value of United Dominion's derivative products for the purpose of managing interest rate risk was $282 million, representing interest rate swaps under which United Dominion pays a fixed rate of interest and receives a variable rate. These agreements effectively fix $282 million of United Dominion's variable rate notes payable to a weighted average fixed rate of 7.20%. At December 31, 2001, the fair market value of the interest rate swaps in an unfavorable value position to United Dominion was $14.9 million. If interest rates were 100 basis points more or less at December 31, 2001, the fair market value of the interest rate swaps would have increased or decreased approximately $4.9 million and $5.0 million, respectively.

If market interest rates for variable rate debt average 100 basis points more in 2002 than they did during 2001, United Dominion's interest expense, after considering the effects of its interest rate swap agreements, would increase, and income before taxes would decrease by $5.2 million. Comparatively, if market interest rates for variable rate debt had averaged 100 basis points more in 2001 than in 2000, United Dominion's interest expense, after considering the effects of its interest rate swap agreements, would have increased, and income before taxes would have decreased by $3.8 million. If market rates for fixed rate debt were 100 basis points higher at December 31, 2001, the fair value of fixed rate debt would have decreased from $1.32 billion to $1.28 billion. If market interest rates for fixed rate debt were 100 basis points lower at December 31, 2001, the fair value of fixed rate debt would have increased from $1.32 billion to $1.38 billion.

These amounts are determined by considering the impact of hypothetical interest rates on United Dominion's borrowing cost and interest rate swap agreements. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in United Dominion's financial structure.

Results of Operations

Net Income Available to Common Shareholders

2001-vs-2000

Net income available to common shareholders was $27.1 million ($.27 per share) for the year ended December 31, 2001 compared to $42.7 million ($.41 per share) for 2000, representing a decrease of $15.6 million ($.14 per share). Excluding non-recurring charges (see discussion that follows under "Restructuring Charges" and "Impairment Loss on Real Estate and Investments") and extraordinary items, net income available to common shareholders was $41.5 million ($.41 per share) for the year ended December 31, 2001 compared to $45.5 million ($.44 per share) for 2000, representing a decrease of $4.0 million ($.04 per share). Excluding non-recurring charges and extraordinary items, the decrease for the period was primarily due to the overall decrease in the Company's portfolio of assets that generated rental income of $618.6 million, representing a decrease of $8.0 million from 2000. In addition, the Company recognized lower gains on the sale of investments during 2001 and incurred the write-off of unamortized original issuance costs associated with the Company's 9.25% Series A Cumulative Redeemable Preferred shares during the second quarter of 2001. This decrease was moderated, in part, by a decrease in rental expenses of $4.2 million to $246.2 million and lower interest costs of $144.4 million during 2001 compared to $156.0 million in 2000.

2000-vs-1999

Net income available to common shareholders was $42.7 million ($.41 per share) for the year ended December 31, 2000 compared to $55.9 million ($.54 per share) for 1999, representing a decrease of $13.2 million ($.13 per share). The decrease was primarily due to the following factors: (i) property operating income growth generated from the performance of the portfolio during 2000 was offset by the decrease in the size of the portfolio due to the disposition program; (ii) United Dominion recognized $31.5 million ($.31 per share) of gains on the sales of investments in 2000 compared to $38.0 million ($.37 per share) for the comparable period in 1999 and; (iii) real estate depreciation increased significantly in 2000 as a result of the recognition of catch-up depreciation expense on communities transferred from real estate held for disposition to real estate held for investment during the second quarter of 2000 and, to a lesser extent, the impact of completed development communities, acquisitions and capital expenditures (see Note 2—Real Estate Owned).

Apartment Community Operations

United Dominion's net income is primarily generated from the operations of its apartment communities. The following table summarizes the operating performance for United Dominion's total apartment portfolio for each of the periods presented (dollars in thousands):

	Year Ended December 31,			Year Ended December 31,		
	2001	2000	% Change	2000	1999	% Change
Property rental income	$ 617,179	$ 625,171	-1.3%	$ 625,171	$ 609,064	2.6%
Property rental expense (excluding depreciation and amortization)	(227,309)	(230,179)	-1.2%	(230,179)	(227,097)	1.4%
Property operating income	$ 389,870	$ 394,992	-1.3%	$ 394,992	$ 381,967	3.4%
Weighted average number of homes	76,487	80,253	-4.7%	80,253	85,926	-6.6%
Physical occupancy	93.9%	94.2%	-0.3%	94.2%	92.6%	1.6%

The decrease in property operating income provided by the Company's apartment community operations is due to the disposition of 7,724 apartment homes during 2000 and 2001. As a result of these dispositions, the weighted average number of apartment homes declined 4.7% from 2000 to 2001.

2001-vs-2000

Same Communities

United Dominion's same communities (those communities acquired, developed or stabilized prior to January 1, 2000 and held on January 1, 2001 which consisted of 72,997 weighted average apartment homes) provided 95% of the Company's property operating income for the year ended December 31, 2001.

In 2001, property operating income for the same communities increased 2.3% or $8.5 million compared to the same period in 2000. The growth in property operating income resulted from a $17.5 million or 3.1% increase in property rental income over the same period in the prior year. The increase was driven by a $22.9 million or 3.9% increase in rental rates. The increased rental rates were partially offset by higher concessions and an increase in bad debt expense. Physical occupancy decreased 0.2% to 94.0% in 2001 compared to 2000.

For 2001, property operating expenses at these same communities increased $9.0 million or 4.4%. The increase in property operating expenses resulted primarily from a $3.3 million or 10.6% increase in utility costs experienced by the Company as a result of the increase in prices for natural gas and overall increases in electricity costs. In addition, the Company experienced a $3.0 million or 9.4% increase in repair and maintenance, a $1.6 million or 3.1% increase in taxes and a $1.2 million or 2.1% increase in personnel costs.

As a result of the percentage changes in property rental income and property operating expenses, the operating margin (property operating income divided by property rental income) decreased 0.5% to 63.2%.

Non-Mature Communities

The remaining 5% of United Dominion's property operating income during 2001 was generated from its non-mature communities (those communities acquired or developed during 2000 and 2001). United Dominion's development communities, which included 2,022 apartment homes constructed since January 1, 2000, provided an additional $9.5 million of property operating income for the year ended December 31, 2001. In addition, the six communities with 1,571 apartment homes acquired by United Dominion during 2000 and 2001 provided an additional $3.8 million of property operating income during 2001.

2000-vs-1999

Same Communities

United Dominion's same communities (those communities acquired, developed or stabilized prior to January 1, 1999 and held on January 1, 2000 which consisted of 76,267 weighted average apartment homes) provided 94% of its property operating income for the year ended December 31, 2000.

In 2000, property operating income for the same communities increased 4.2% or $15.2 million compared to 1999. The growth in property operating income resulted from a $26.8 million or 4.8% increase in property rental income which was driven by a $17.1 million or 2.9% increase in rental rates coupled with a $5.8 million or 1.2% increase in physical occupancy. The increase in rental rates and occupancy was partially offset by higher concessions and bad debt expense.

For 2000, property operating expenses at these same communities increased $11.6 million or 5.6%. The increase in property operating expenses was due to (i) a $2.6 million or 5.3% increase in real estate taxes related to the $1.4 billion of real estate acquired in 1998 which had undergone reassessment; (ii) a $4.1 million or 76.3% increase in property insurance costs attributable to a combination of the Company's loss history plus overall increases in market rates; (iii) a $3.1 million or 5.3% increase in personnel costs due to higher salaries and benefit costs and; (iv) a $1.9 million or 6.1% increase in utilities expense. These increases were offset by a $1.3 million or 3.7% decrease in repair and maintenance expense.

As a result of the increase in property rental income and increase in property operating expenses, the operating margin decreased 0.4% to 63.1%.

Non-Mature Communities

The remaining 6% of United Dominion's property operating income during 2000 was generated from its non-mature communities (those communities acquired or developed during 1999 and 2000). United Dominion's development communities, which included 2,470 apartment homes constructed since January 1, 1999, provided an additional $12.3 million of property operating income for the year ended December 31, 2000. In addition, the six communities with 1,497 apartment homes acquired by United Dominion during 1999 and 2000 provided an additional $7.6 million of property operating income during 2000.

Real Estate Depreciation

During the year ended December 31, 2001, real estate depreciation decreased $1.1 million or 0.8% compared to 2000. The decrease in depreciation expense is attributable to the overall decrease in the weighted average number of apartment homes partially offset by the impact of completed development communities, acquisitions and capital expenditures.

During the year ended December 31, 2000, real estate depreciation increased $31.3 million or 25.7% over 1999. This increase was primarily attributable to (i) the recapture of approximately $10 million in depreciation expense on communities transferred from real estate held for disposition to real estate held for investment during the second quarter of 2000 and approximately $5 million of additional depreciation expense recognized on these assets during 2000 after they were reclassified into real estate held for investment; (ii) over $150 million in development completions in late 1999 and 2000 and; (iii) the effect of approximately $200 million in acquisitions and capital improvements in 1999 and 2000 (see Note 2—Real Estate Owned).

Interest Expense

During 2001, interest expense decreased $11.7 million from the corresponding amount in 2000 primarily due to decreasing interest rates and, to a lesser extent, the overall decrease in the weighted average level of debt outstanding. For the year ended December 31, 2001, the weighted average amount of debt outstanding decreased 2.9% or $60.2 million from 2000 levels and the weighted average interest rate decreased from 7.6% in 2000 to 7.1% in 2001. The weighted average amount of debt employed during 2001 is lower as a portion of disposition proceeds was used to repay outstanding debt. The decrease in the average interest rate during 2001 reflects the ability of the Company to take advantage of declining interest rates through refinancing and the utilization of variable rate debt.

During 2000, interest expense increased $2.3 million over 1999 as the weighted average amount of debt outstanding decreased 6.0% or $124.7 million from 1999 levels ($2.1 billion in 2000 versus $2.2 billion in 1999) and the weighted average interest rate increased from 7.4% in 1999 to 7.6% in 2000. The weighted average amount of debt employed during 2000 was lower as disposition proceeds were used to repay outstanding debt. The increase in the average interest rate during 2000 reflects the reliance on short-term bank borrowings that had higher interest rates when compared to the prior year. For 2001, 2000 and 1999, total interest capitalized was $2.9 million, $3.6 million and $5.2 million, respectively.

Restructuring Charge

During the quarter ended March 31, 2001, United Dominion undertook a comprehensive review of the organizational structure of the Company and its operations subsequent to the appointment of a new senior management team and CEO. As a result, the Company recorded $4.5 million of expense related to the termination of approximately 10% of United Dominion's workforce (ultimately approximately 230 full-time equivalent positions) in operations and at the corporate headquarters. These reductions will impact both personnel and general and administrative expenses. As of December 31, 2001, all of the accrued charge has been paid. In addition, United Dominion recognized expense in the aggregate of $0.9 million related to relocation costs associated with the new executive offices in Denver and other miscellaneous costs. All charges came under consideration subsequent to the appointment of the Company's new CEO in February 2001 and were approved by management and the Board of Directors in March 2001 (see Note 9—Restructuring Charges).

Impairment Loss on Real Estate and Investments

In connection with the evaluation of the Company's real estate assets and operations during the first quarter of 2001, senior management determined that it was in the Company's best interest to dispose of a majority of its undeveloped tracts of land at an accelerated pace and redeploy the proceeds elsewhere. This represented a change from prior management in the holding period of these assets and their respective values. Prior management had purchased these tracts of land in 1999 and 2000 with the intent to build apartment communities on them. In order to accelerate the disposition of these undeveloped land sites, the Company recorded an aggregate $2.8 million impairment loss during the first quarter for the write-down of seven undeveloped sites in selected markets. The $2.8 million charge represents the discount necessary to dispose of these assets in a short time frame coupled with decreases in market value in 2001 for these properties (see Note 2—Real Estate Owned). In addition, the Company recognized a $0.4 million charge for the write-down of United Dominion's investment in an online apartment leasing company.

During the fourth quarter of 2001, Realeum, Inc., a technology venture through which the Company and two other multifamily REIT entities have been co-developing a web-based property management system, successfully completed a secondary equity offering in which it raised approximately $15 million of new capital in exchange for a 45.6% ownership stake. The additional capital provides Realeum more flexibility as it rolls the product out for beta testing and continues its marketing and system enhancement processes. As a result of the equity offering, the market value of the Company's ownership stake was established at approximately $1.3 million. Although management believes the potential revenue enhancements and cost efficiencies to be derived from an implementation of the system would enable United Dominion to recover its full investment in Realeum, a more conservative accounting treatment that requires a write-down of this investment to market value is appropriate. As a result, the Company's $3.5 million aggregate investment was adjusted to $1.3 million.

General and Administrative

For the year ended December 31, 2001, general and administrative expenses increased $6.0 million or 38.2% over 2000. The increase was primarily due to an increase in incentive compensation expense and adjustments to the Company's accruals for various employee benefits and state and local taxes.

During the year ended December 31, 2000, general and administrative expenses increased $1.9 million or 13.5% over 1999, reflecting a full year's impact of United Dominion's investment in professional staff, technology and scalable accounting and information systems and the effect of additional franchise taxes in Tennessee as a result of a change in the state law regarding franchise taxes.

Gains on Sales of Investments

For the years ended December 31, 2001 and 2000, United Dominion recognized gains for financial reporting purposes of $24.7 million and $31.5 million, respectively. Changes in the level of gains recognized from period to period reflect the changing level of United Dominion's divestiture activity from period to period as well as the extent of gains related to specific properties sold.

Inflation

United Dominion believes that the direct effects of inflation on the Company's operations have been inconsequential. Substantially all of the Company's leases are for a term of one year or less which generally minimizes United Dominion's risk from the adverse effects of inflation.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

◇ ◇ ◇

The Board of Directors and Shareholders
United Dominion Realty Trust, Inc.

We have audited the accompanying consolidated balance sheets of United Dominion Realty Trust, Inc. (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Dominion Realty Trust, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

Ernst + Young LLP

Richmond, Virginia
January 31, 2002

CONSOLIDATED BALANCE SHEETS

◇ ◇ ◇

(In thousands, except for share data)	December 31, 2001	2000
Assets		
Real estate owned:		
Real estate held for investment (Note 2)	$3,858,579	$3,758,974
Less: accumulated depreciation	(646,366)	(506,871)
	3,212,213	3,252,103
Real estate under development	40,240	60,366
Real estate held for disposition (net of accumulated depreciation of $0 and $2,534) (Note 2)	8,848	14,446
Total real estate owned, net of accumulated depreciation	3,261,301	3,326,915
Cash and cash equivalents	4,641	10,305
Restricted cash	26,830	44,943
Deferred financing costs, net	15,802	14,271
Investment in unconsolidated development joint venture (Note 3)	3,355	8,088
Other assets	36,162	49,435
Total assets	$3,348,091	$3,453,957
Liabilities and Shareholders' Equity		
Secured debt (Note 4)	$ 974,177	$ 866,115
Unsecured debt (Note 5)	1,090,020	1,126,215
Real estate taxes payable	28,099	30,554
Accrued interest payable	16,779	18,059
Security deposits and prepaid rent	20,481	22,524
Distributions payable	33,457	36,128
Accounts payable, accrued expenses and other liabilities	66,688	47,144
Total liabilities	2,229,701	2,146,739
Minority interests	75,665	88,326
Shareholders' equity: (Note 6)		
Preferred stock, no par value; $25 liquidation preference, 25,000,000 shares authorized;		
0 shares 9.25% Series A Cumulative Redeemable issued and outstanding (3,969,120 in 2000)	—	99,228
5,416,009 shares 8.60% Series B Cumulative Redeemable issued and outstanding (5,439,109 in 2000)	135,400	135,978
8,000,000 shares 7.50% Series D Cumulative Convertible Redeemable issued and outstanding (8,000,000 in 2000)	175,000	175,000
Common stock, $1 par value; 150,000,000 shares authorized 103,133,279 shares issued and outstanding (102,219,250 in 2000)	103,133	102,219
Additional paid-in capital	1,098,029	1,081,387
Distributions in excess of net income	(448,345)	(366,531)
Deferred compensation—unearned restricted stock awards	(1,312)	(828)
Notes receivable from officer—shareholders	(4,309)	(7,561)
Accumulated other comprehensive loss, net (Note 7)	(14,871)	—
Total shareholders' equity	1,042,725	1,218,892
Total liabilities and shareholders' equity	$3,348,091	$3,453,957

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

◇ ◇ ◇

(In thousands, except per share data)	2001	2000	1999
	Years Ended December 31,		
Revenues			
Rental income	$618,590	$626,594	$625,115
Non-property income	4,593	5,326	1,942
Total revenues	623,183	631,920	627,057
Expenses			
Rental expenses:			
Real estate taxes and insurance	67,671	69,071	63,425
Personnel	63,043	65,666	66,968
Repair and maintenance	36,844	36,469	41,339
Utilities	36,707	35,560	36,472
Administrative and marketing	23,315	23,771	25,410
Property management	17,107	18,392	18,475
Other operating expenses	1,477	1,426	1,539
Real estate depreciation	151,845	152,994	121,727
Interest	144,379	156,040	153,748
General and administrative	21,730	15,724	13,850
Severance costs and other organizational charges (Note 9)	5,404	1,020	—
Litigation settlement charges	—	2,700	—
Impairment loss on real estate and investments (Note 2)	5,436	—	19,300
Other depreciation and amortization	3,482	4,367	4,425
Total expenses	578,440	583,200	566,678
Income before gains on sales of investments, minority interests and extraordinary item	44,743	48,720	60,379
Gains on sales of depreciable property	24,748	30,618	37,995
Gains on sales of land	—	832	—
Income before minority interests and extraordinary item	69,491	80,170	98,374
Minority interests of unitholders in operating partnership	(1,967)	(2,885)	(4,434)
Minority interests in other partnerships	(2,225)	(1,501)	(1,245)
Income before extraordinary item	65,299	75,784	92,695
Extraordinary item—early extinguishment of debt	(3,471)	831	927
Net income	61,828	76,615	93,622
Distributions to preferred shareholders—Series A and B	(15,762)	(21,591)	(22,560)
Distributions to preferred shareholders—Series D (Convertible)	(15,428)	(15,300)	(15,154)
(Premium)/discount on preferred share repurchases	(3,496)	2,929	—
Net income available to common shareholders	$ 27,142	$ 42,653	$ 55,908
Earnings per common share: (Note 1)			
Basic	$ 0.27	$ 0.41	$ 0.54
Diluted	$ 0.27	$ 0.41	$ 0.54
Common distributions declared per share	$ 1.08	$ 1.07	$ 1.06
Weighted average number of common shares outstanding—basic	100,339	103,072	103,604
Weighted average number of common shares outstanding—diluted	101,037	103,208	103,639

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

◇ ◇ ◇

(In thousands)	Years Ended December 31, 2001	2000	1999
Operating Activities			
Net income	**$ 61,828**	$ 76,615	$ 93,622
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**155,327**	157,361	126,152
Impairment loss on real estate and investments	**5,436**	—	19,300
Gains on sales of investments	**(24,748)**	(31,450)	(37,995)
Minority interests	**4,192**	4,386	5,679
Extraordinary item—early extinguishment of debt	**3,471**	(831)	(927)
Amortization of deferred financing costs and other	**965**	2,551	5,184
Changes in operating assets and liabilities:			
Decrease in operating liabilities	**(3,188)**	(2,333)	(4,777)
Decrease/(increase) in operating assets	**21,128**	17,861	(15,636)
Net cash provided by operating activities	**224,411**	224,160	190,602
Investing Activities			
Proceeds from sales of real estate investments, net	**109,713**	160,257	161,140
Proceeds received for excess expenditures over investment *contribution in development joint venture*	**—**	30,176	—
Acquisition of real estate assets, net of liabilities assumed	**(74,372)**	(4,635)	(69,969)
Development of real estate assets and other major improvements	**(53,607)**	(84,431)	(121,073)
Capital expenditures—real estate assets, net of escrow reimbursement	**(53,096)**	(41,496)	(67,004)
Capital expenditures—non-real estate assets	**(1,442)**	(1,166)	(8,062)
Other investing activities	**8,749**	—	1,132
Net cash (used in)/provided by investing activities	**(64,055)**	58,705	(103,836)
Financing Activities			
Proceeds from the issuance of secured notes payable	**225,171**	67,285	201,861
Scheduled principal payments on secured notes payable	**(55,130)**	(62,575)	(19,100)
Non-scheduled principal payments on secured notes payable	**(52,182)**	(100,793)	(184,993)
Proceeds from the issuance of unsecured notes payable	**—**	248,035	197,345
Payments on unsecured notes payable	**(21,307)**	(214,984)	(151,117)
Net (repayment)/borrowing of short-term bank debt	**(14,200)**	(33,200)	37,600
Payment of financing costs	**(4,807)**	(5,648)	(6,719)
Proceeds from the issuance of common stock	**66,319**	7,660	17,250
Proceeds from the issuance of out-performance partnership shares	**1,236**	—	—
Distributions paid to minority interests	**(12,868)**	(10,272)	(9,200)
Distributions paid to preferred shareholders	**(34,308)**	(36,909)	(34,958)
Distributions paid to common shareholders	**(108,511)**	(110,098)	(109,608)
Repurchases of operating partnership units and other minority interests	**(4,267)**	(341)	(11,967)
Repurchases of common and preferred stock	**(151,166)**	(28,398)	(31,563)
Net cash used in financing activities	**(166,020)**	(280,238)	(105,169)
Net (decrease)/increase in cash and cash equivalents	**(5,664)**	2,627	(18,403)
Cash and cash equivalents, beginning of year	**10,305**	7,678	26,081
Cash and cash equivalents, end of year	**$ 4,641**	$ 10,305	$ 7,678
Supplemental Information:			
Interest paid during the period	**$ 148,863**	$ 152,434	$ 162,236
Conversion of operating partnership units to common stock	**74**	247	3,947
Issuance of restricted stock awards	**1,363**	830	460
Non-cash transactions:			
Secured debt assumed with the acquisition of properties	**18,230**	10,130	5,750
Reduction in secured debt from the disposition of properties	**28,315**	45,088	75,566

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

◇ ◇ ◇

(In thousands, except share data)	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Paid-in Capital	Distributions in Excess of Net Income	Deferred Compensation— Unearned Restricted Stock Awards	Notes Receivable from Officer— Shareholders	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 1998	18,200,000	$430,000	103,639,117	$103,639	$1,090,432	$(242,331)	$ —	$(7,619)	$ —	$1,374,121
Comprehensive Income										
Net income						93,622				93,622
Comprehensive income						93,622			—	93,622
Issuance of common shares to employees, officers and director—shareholders			71,998	72	665					737
Issuance of common shares through dividend reinvestment and stock purchase plan			1,597,841	1,598	15,049					16,647
Purchase of common and preferred stock	(85,140)	(2,128)	(2,687,984)	(2,688)	(26,746)					(31,562)
Issuance of restricted stock awards			46,000	46	414		(460)			—
Adjustment for cash purchase and conversion of minority interests of unitholders in operating partnerships			73,805	74	3,873					3,947
Principal repayments on notes receivable from officer—shareholders								139		139
Notes issued for common shares								(273)		(273)
Common stock distributions declared ($1.06 per share)						(109,607)				(109,607)
Preferred stock distributions declared—Series A ($2.31 per share)						(9,688)				(9,688)
Preferred stock distributions declared—Series B ($2.15 per share)						(12,872)				(12,872)
Preferred stock distributions declared—Series D ($1.89 per share)						(15,154)				(15,154)
Amortization of deferred compensation							155			155
Balance, December 31, 1999	18,114,860	$427,872	102,740,777	$102,741	$1,083,687	$(296,030)	$ (305)	$(7,753)	$ —	$1,310,212
Comprehensive Income										
Net income						76,615				76,615
Comprehensive income						76,615			—	76,615
Issuance of common shares to employees, officers and director—shareholders			5,000	5	158					163
Issuance of common shares through dividend reinvestment and stock purchase plan			767,513	767	6,538					7,305
Purchase of common and preferred stock	(706,631)	(17,666)	(1,398,866)	(1,399)	(9,333)					(28,398)
Issuance of restricted stock awards			85,670	86	744		(830)			—
Adjustment for cash purchase and conversion of minority interests of unitholders in operating partnerships			19,156	19	(407)					(388)
Principal repayments on notes receivable from officer—shareholders								192		192
Common stock distributions declared ($1.07 per share)						(110,225)				(110,225)
Preferred stock distributions declared—Series A ($2.31 per share)						(9,473)				(9,473)
Preferred stock distributions declared—Series B ($2.15 per share)						(12,118)				(12,118)
Preferred stock distributions declared—Series D ($1.91 per share)						(15,300)				(15,300)
Amortization of deferred compensation							307			307
Balance, December 31, 2000	17,408,229	$410,206	102,219,250	$102,219	$1,081,387	$(366,531)	$ (828)	$(7,561)	$ —	$1,218,892
Comprehensive Income										
Net income						61,828				61,828
Other comprehensive income:										
Cumulative effect of a change in accounting principle (Note 7)									(3,848)	(3,848)
Unrealized loss on derivative financial instruments (Note 7)									(11,023)	(11,023)
Comprehensive income						61,828			(14,871)	46,957
Issuance of common shares to employees, officers and director—shareholders			257,158	258	2,318					2,576
Issuance of common shares through dividend reinvestment and stock purchase plan			332,243	332	4,054					4,386
Issuance of common shares through public offering			4,100,000	4,100	52,316					56,416
Purchase of common and preferred stock	(91,900)	(2,298)	(3,962,076)	(3,962)	(47,362)					(53,622)
Redemption of Series A preferred stock	(3,900,320)	(97,508)			3,496	(3,496)				(97,508)
Issuance of restricted stock awards			112,433	112	1,251		(1,363)			—
Adjustment for cash purchase and conversion of minority interests of unitholders in operating partnerships			74,271	74	569					643
Principal repayments on notes receivable from officer—shareholders								3,252		3,252
Common stock distributions declared ($1.08 per share)						(108,956)				(108,956)
Preferred stock distributions declared—Series A ($1.05 per share)						(4,111)				(4,111)
Preferred stock distributions declared—Series B ($2.15 per share)						(11,651)				(11,651)
Preferred stock distributions declared—Series D ($1.93 per share)						(15,428)				(15,428)
Amortization of deferred compensation							879			879
Balance, December 31, 2001	**13,416,009**	**$310,400**	**103,133,279**	**$103,133**	**$1,098,029**	**$(448,345)**	**$(1,312)**	**$(4,309)**	**$(14,871)**	**$1,042,725**

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization and Formation United Dominion Realty Trust, Inc., a Virginia corporation, was formed in 1972. United Dominion operates within one defined business segment with activities related to the ownership, management, development, acquisition, renovation and disposition of multifamily apartment communities nationwide. At December 31, 2001, United Dominion owned 274 communities with 77,567 completed apartment homes and had two additional phases to existing communities with 462 apartment homes under development.

Basis of presentation The accompanying consolidated financial statements include the accounts of United Dominion and its subsidiaries, including United Dominion Realty, L.P., (the "Operating Partnership"), and Heritage Communities L.P. (the "Heritage OP"), (collectively, "United Dominion"). As of December 31, 2001, there were 74,962,675 units in the Operating Partnership outstanding, of which 68,509,601 units or 91.4% were owned by United Dominion and 6,453,074 units or 8.6% were owned by non-affiliated limited partners. As of December 31, 2001, there were 3,492,889 units in the Heritage OP outstanding, of which 3,108,001 units or 89.0% were owned by United Dominion and 384,888 units or 11.0% were owned by non-affiliated limited partners. The consolidated financial statements of United Dominion include the minority interests of the unitholders in the operating partnerships. All significant inter-company accounts and transactions have been eliminated in consolidation.

Income taxes United Dominion is operated as, and elects to be taxed as, a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a REIT complies with the provisions of the Code if it distributes at least 90% (95% prior to 2001) of its REIT taxable income to its shareholders and will not be subject to U.S. federal income taxes if it distributes at least 100% of its income. Accordingly, no provision has been made for federal income taxes. However, United Dominion is subject to certain state and local excise or franchise taxes, for which provision has been made.

The differences between net income available to common shareholders for financial reporting purposes and taxable income before dividend deductions relate primarily to temporary differences, principally real estate depreciation and the tax deferral of certain gains on property sales. The temporary differences in depreciation result from differences in the book and tax basis of certain real estate assets and the differences in the methods of depreciation and lives of the real estate assets.

The following table reconciles the Company's net income to REIT taxable income for the three years ended December 31, 2001 (dollars in thousands):

	2001	2000	1999
Net income	**$ 61,828**	$ 76,615	$ 93,622
Minority interest expense, less than distributions	**(1,442)**	(2,851)	(181)
Depreciation and amortization expense	**45,327**	62,828	27,573
Gain on the disposition of properties	**343**	10,120	(24,654)
Revenue recognition timing differences	**589**	780	1,060
Impairment loss, not deductible for tax	**2,788**	—	18,300
Investment loss, not deductible for tax	**2,648**	—	1,000
Other expense timing differences	**2,787**	(2,414)	(4,034)
REIT taxable income before dividends	**$114,868**	$145,078	$112,686
Dividends paid	**$140,146**	$147,116	$147,321

For income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains and return of capital, or a combination thereof. For the three years ended December 31, 2001, distributions paid per common share were taxable as follows:

	2001	2000	1999
Ordinary income	**$0.74**	$0.81	$0.62
Long-term capital gain	**0.11**	0.15	0.13
Unrecaptured section 1250 gain	**0.07**	0.11	—
Return of capital	**0.16**	—	0.31
	$1.08	$1.07	$1.06

Use of estimates The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications Certain reclassifications have been made to amounts in prior years' financial statements to conform with current year presentation.

Cash and cash equivalents Cash and cash equivalents include all cash and liquid investments with maturities of three months or less when purchased.

Investments in unconsolidated joint venture The Company accounts for investments in unconsolidated joint ventures using the equity method when major business decisions require approval by the other partners and the Company does not have control of the assets. Investments are recorded at cost and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. United Dominion eliminates intercompany profits on sales of services that are provided to the venture. Differences between the carrying value of investments and the underlying equity in net assets of the investee are due to capitalized interest on the investment balance and capitalized development and leasing costs that are recovered by the Company through fees during construction (see Note 3—Investment in Unconsolidated Joint Venture).

Real estate Real estate assets held for investment are carried at historical cost less accumulated depreciation and any recorded impairment losses.

Expenditures for ordinary repair and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations and replacements related to the acquisition and improvement of real estate assets are capitalized at cost and depreciated over their estimated useful lives if the value of the existing asset will be materially enhanced or the life of the related asset will be substantially extended beyond the original life expectancy.

United Dominion recognizes impairment losses on long-lived assets used in operations when there is an event or change in circumstance that indicates an impairment in the value of an asset and the undiscounted future cash flows are not sufficient to recover the asset's carrying value. If such indicators of impairment are present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the asset less estimated cost to sell is less than the carrying value of the asset. Prior to 2000, properties were classified as real estate held for disposition when management had committed to sell and was actively marketing the property, and United Dominion expected to dispose of these properties within the next twelve months. Beginning in 2000, properties classified as real estate held for disposition generally represent properties that are under contract for sale. Real estate held for disposition is carried at the lower of cost, net of accumulated depreciation, or fair value, less the cost to dispose, determined on an asset by asset basis. Expenditures for ordinary repair and maintenance costs on held for disposition properties are charged to expense as incurred. Expenditures for improvements, renovations and replacements related to held for disposition properties are capitalized at cost. Depreciation is not recorded on real estate held for disposition and gains (losses) from initial and subsequent adjustments to the carrying value of the assets, if any, are recorded as a separate component of income from continuing operations.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which is 35 years for buildings, 10 to 35 years for major improvements, and 3 to 10 years for furniture, fixtures, equipment and other assets.

All development projects and related carrying costs are capitalized and reported on the Consolidated Balance Sheet as "real estate under development" until such time as the development project is completed. Upon completion, the total cost of the building and associated land is transferred to real estate held for investment and the assets are depreciated over their estimated useful lives. The cost of development projects includes interest, real estate taxes, insurance and allocated development overhead during the construction period.

Interest, real estate taxes and incremental labor and support costs for personnel working directly on the development site are capitalized as part of the real estate under development to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. During 2001, 2000 and 1999, total interest capitalized was $2.9 million, $3.6 million and $5.2 million, respectively.

Revenue recognition United Dominion's apartment homes are leased under operating leases with terms generally of one year or less. Rental income is recognized after it is earned and collectibility is reasonably assured.

Restricted cash Restricted cash consists of escrow deposits held by lenders for real estate taxes, insurance and replacement reserves, and security deposits.

Deferred financing costs Deferred financing costs include fees and other external costs incurred to obtain debt financings and are generally amortized on a straight-line basis, which approximates the effective interest method, over a period not to exceed the term of the related debt. Unamortized financing costs are written-off when debt is retired before its maturity date. During 2001, 2000 and 1999, amortization expense was $3.6 million, $5.0 million and $4.0 million, respectively.

Advertising costs All costs are expensed as incurred. During 2001, 2000 and 1999, total advertising expense was $9.6 million, $9.3 million and $9.7 million, respectively.

Interest rate swap agreements Statements of Financial Accounting Standards No. 133 and 138, *"Accounting for Certain Derivative Instruments and Hedging Activities"* became effective on January 1, 2001. The accounting standards require companies to carry all derivative instruments, including certain embedded derivatives, in the Consolidated Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. At December 31, 2001, all of the Company's derivative financial instruments are interest rate swap agreements that are designated as cash flow hedges of debt with variable interest rate features, and are qualifying hedges for financial reporting purposes. For derivative instruments that qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings during the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. The adoption of Statements 133 and 138 on January 1, 2001 resulted in a cumulative effect of an accounting change of a $3.8 million loss, all of which was recorded directly to other comprehensive income.

As part of United Dominion's overall interest rate risk management strategy, the Company uses derivative financial instruments as a means to artificially fix variable rate debt or to hedge anticipated financing transactions. The Company's derivative transactions used for interest rate risk management include various interest rate swaps with indices that relate to the pricing of specific financial instruments of United Dominion. Because of the close correlation between the hedging instrument and the underlying cash flow exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the cash flow of the underlying exposures. As a result, United Dominion believes that it has appropriately controlled the risk so that derivatives used for interest rate risk management will not have a material unintended effect on consolidated earnings. The Company does not enter into derivative financial instruments for trading purposes.

The fair value of the Company's derivative instruments is reported on balance sheet at their current fair value. Estimated fair values for interest rate swaps rely on prevailing market interest rates. These fair value amounts should not be viewed in isolation, but rather in relation to the values of the underlying hedged transactions and investments and to the overall reduction in exposure to adverse fluctuations in interest rates. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. The interest rate swaps involve the periodic exchange of payments over the life of the related agreements. Amounts received or paid on the interest rate swaps are recorded on an accrual basis as an adjustment to the related interest expense of the outstanding debt based on the accrual method of accounting. The related amounts payable to and receivable from counterparties are included in other liabilities and other assets, respectively.

Prior to the adoption of Statements 133 and 138 on January 1, 2001, United Dominion also used interest rate swap contracts for hedging purposes. For interest rate swaps, the net amounts paid or received and net amounts accrued through the end of the accounting period were included in interest expense. The fair value of the interest rate swap contracts were not recorded on the Consolidated Balance Sheet and unrealized gains or losses were not recognized in the Consolidated Statements of Operations. Gains and losses on any contracts terminated early were deferred and amortized to income over the remaining average life of the terminated contract.

Comprehensive income Comprehensive income, which is defined as all changes in equity during each period except for those resulting from investments by or distributions to shareholders, is displayed in the accompanying Statements of Shareholders' Equity. Other comprehensive income consists of gains or losses from derivative financial instruments.

Earnings per share Basic earnings per common share is computed based upon the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed based upon common shares outstanding plus the effect of dilutive stock options and other potentially dilutive common stock equivalents. The dilutive effect of stock options and other potentially dilutive common stock equivalents is determined using the treasury stock method based on United Dominion's average stock price.

The following table sets forth the computation of basic and diluted earning per share (dollars in thousands, except per share amounts):

	2001	2000	1999
Numerator for basic and diluted earnings per share—net income available to common shareholders	**$ 27,142**	$ 42,653	$ 55,908
Denominator:			
Denominator for basic earnings per share—weighted average shares	**100,339**	103,072	103,604
Effect of dilutive securities: Employee stock options and awards	**698**	136	35
Denominator for dilutive earnings per share	**101,037**	103,208	103,639
Basic earnings per share	**$ 0.27**	$ 0.41	$ 0.54
Diluted earnings per share	**$ 0.27**	$ 0.41	$ 0.54

The effect of the conversion of the operating partnership units and convertible preferred stock is not dilutive and is therefore not included as a dilutive security in the earnings per share computation. The weighted average effect of the conversion of the operating partnership units for the years ended December 31, 2001, 2000 and 1999 was 7,281,835 shares, 7,489,435 shares and 8,180,409 shares, respectively. The weighted average effect of the conversion of the convertible preferred stock for the years ended December 31, 2001, 2000 and 1999 was 12,307,692 shares.

Minority interests in operating partnerships Interests in operating partnerships held by limited partners are represented by operating partnership units ("OP Units"). The operating partnerships' income is allocated to holders of OP Units based upon net income available to common shareholders and the weighted average number of OP Units outstanding to total common shares plus OP Units outstanding during the period. Capital contributions, distributions and profits and losses are allocated to minority interests in accordance with the terms of the individual partnership agreements. OP Units can be exchanged for cash or shares of United Dominion's common stock on a one-for-one basis, at the option of United Dominion. OP Units as a percentage of total OP Units and shares outstanding were 6.8% at December 31, 2001 and 2000 and 7.3% at December 31, 1999.

Minority interests in other partnerships United Dominion has limited partners in certain real estate partnerships acquired as part of the acquisition of American Apartment Communities II on December 7, 1998. Net income for these partnerships is allocated based on the percentage interest owned by these limited partners in each respective real estate partnership.

Stock based compensation United Dominion has elected to follow Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25") in accounting for its employee stock options because the alternative fair value accounting provided for under Statement 123, *"Accounting for Stock Based Compensation,"* requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of United Dominion's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost has been recognized.

Impact of recently issued accounting standards In August 2001, the FASB issued Statement 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS No. 144"). The Statement supercedes Statement 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of"* ("SFAS No. 121") and Accounting Principles Board Opinion No. 30, *"Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"* ("APB 30"), for segments of a business to be disposed of. SFAS No. 144 retains the requirements of SFAS No. 121 relating to the recognition and measurement of an impairment loss and resolves certain implementation issues resulting from SFAS No. 121. The Company does not anticipate that SFAS No. 144 will materially change the way it accounts for long-lived assets. This Statement is effective for fiscal years beginning after December 15, 2001. In February 2002, the FASB rescinded Statement 4, *"Reporting Gains and Losses from Extinguishment of Debt"* ("SFAS No. 4"). The rescission of SFAS No. 4 will be applied in accordance with the guidance of the FASB, but once applied, United Dominion will be required to reclassify prior period items that do not meet the extraordinary classification criteria in APB 30. The Company from time to time incurs such charges and is currently assessing the impact that these statements will have on the consolidated financial position or results of operations of United Dominion.

2. Real Estate Owned

United Dominion operates in 62 markets dispersed throughout 21 states. At December 31, 2001, the Company's largest apartment market was Dallas, Texas, where it owned 6.7% of its apartment homes, based upon carrying value. Excluding Dallas, United Dominion did not own more than 5.9% of its apartment homes in any one market, based upon carrying value.

The following table summarizes real estate held for investment at December 31, (dollars in thousands):

	2001	2000
Land and land improvements	**$ 695,923**	$ 668,003
Buildings and improvements	**2,945,741**	2,902,386
Furniture, fixtures and equipment	**216,637**	188,321
Construction in progress	**278**	264
Real estate held for investment	**3,858,579**	3,758,974
Accumulated depreciation	**(646,366)**	(506,871)
Real estate held for investment, net	**$3,212,213**	$3,252,103

The following is a summary of real estate held for investment by major market (in order of carrying value and excluding real estate under development) at December 31, 2001 (dollars in thousands):

	Number of Apartment Communities	Initial Acquisition Cost	Carrying Value	Accumulated Depreciation	Encumbrances
Dallas, TX	16	$ 221,734	$ 255,437	$ 34,449	$ 40,850
Houston, TX	22	178,188	227,217	33,007	27,336
Phoenix, AZ	12	189,273	225,997	28,374	56,893
Orlando, FL	14	167,524	202,676	42,242	89,823
San Antonio, TX	12	171,241	190,182	25,794	37,072
Raleigh, NC	10	146,686	166,411	34,675	57,754
Tampa, FL	10	132,927	151,867	27,829	57,315
Fort Worth, TX	11	134,671	148,888	23,580	22,786
Columbus, OH	6	111,315	148,012	13,661	43,897
San Francisco, CA	4	136,504	140,995	10,769	21,423
Charlotte, NC	10	109,961	136,303	31,512	12,159
Nashville, TN	8	83,987	119,805	20,254	—
Greensboro, NC	8	85,362	103,703	19,438	—
Monterey Peninsula, CA	9	95,091	97,304	8,394	44,416
Memphis, TN	6	88,467	96,909	15,546	27,092
Richmond, VA	8	74,856	96,117	30,537	66,657
Southern California	5	87,442	90,989	8,512	11,627
Wilmington, NC	6	64,213	89,015	20,305	—
Metropolitan DC	5	57,334	74,599	12,813	38,011
Atlanta, GA	6	57,669	71,202	16,377	19,113
Baltimore, MD	6	58,846	67,102	16,014	29,011
Columbia, SC	6	52,795	62,230	17,337	5,000
Jacksonville, FL	3	44,787	58,329	13,959	23,202
Norfolk, VA	6	42,741	54,095	17,879	7,359
Lansing, MI	4	50,237	48,668	4,397	24,889
Seattle, WA	3	31,953	34,031	3,775	13,311
Other Western	6	122,225	127,729	13,159	42,239
Other Florida	8	69,719	101,208	20,574	—
Other Southwestern	9	90,295	98,136	13,479	19,102
Other Midwestern	10	88,281	93,803	9,149	36,148
Other Pacific	7	86,601	87,156	9,578	45,605
Other North Carolina	8	61,677	74,453	22,659	9,876
Other Mid-Atlantic	5	37,618	42,397	9,123	12,542
Other Southeastern	3	28,691	37,428	8,699	19,285
Other Northeastern	2	14,732	18,119	4,485	5,167
Commercial		10,482	12,448	3,657	3,221
Richmond Corporate		6,597	7,619	375	3,996
	274	$3,292,722	$3,858,579	$646,366	$974,177

At December 31, 2001, real estate held for disposition included four parcels of land with an initial acquisition cost of $9.9 million and a carrying value of $8.8 million.

The management of United Dominion periodically reviews its divestiture program, which is designed to better position the Company for achieving more consistent earnings growth and increasing shareholder value over the long-term. The factors considered in these reviews include the age, quality and projected operating income of communities that might be sold, the expected market value for the communities, the estimated timing for completion of sales and the pro forma effect of sales upon United Dominion's earnings and financial position. During the first quarter of 2001, management performed an analysis of the carrying value of all undeveloped land parcels in connection with the Company's plans to accelerate the disposition of these sites. As a result, an aggregate $2.8 million impairment loss was recognized on seven undeveloped sites in selected markets. An impairment loss was indicated as a result of the net book value of the assets being greater than the estimated fair market value less the cost of disposal.

During the second quarter of 2000, management transferred approximately $197 million of assets from real estate held for disposition to real estate held for investment and, as a result, approximately $10 million in depreciation expense was recognized on the communities transferred in order to reflect depreciation on these properties while they were classified in real estate held for disposition. Furthermore, approximately $5 million of additional depreciation expense was recognized on these assets during 2000 subsequent to their transfer to real estate held for investment. Depreciation expense in 2000 was further inflated by the impact of over $150 million in development completions in late 1999 and 2000 and approximately $200 million in acquisitions and capital improvements in 1999 and 2000.

For the year ended December 31, 1999, United Dominion recognized $18.3 million in impairment losses on its real estate owned. Through the review and analysis of communities targeted for strategic disposition, an aggregate $14.8 million impairment loss was recognized on assets held for disposition. An impairment loss was indicated as a result of the net book value of the assets held for disposition being greater than the estimated fair market value less the cost of disposal. In addition, United Dominion recorded a $3.5 million impairment loss on three communities acquired in the ASR merger in 1998 which were classified in real estate held for investment. An impairment loss was indicated as the sum of the estimated future cash flows from the assets were deemed to be less than the carrying amounts.

The following is a reconciliation of the carrying amount of real estate held for investment at December 31, (dollars in thousands):

	2001	2000	1999
Balance at beginning of year	**$3,758,974**	$3,577,848	$3,643,245
Real estate acquired	**91,093**	14,898	75,719
Capital expenditures	**58,402**	46,299	72,096
Transfers from development	**51,561**	68,025	116,787
Transfers (to) from held for disposition, net	**(98,663)**	58,068	(326,499)
Impairment loss on real estate	**(2,788)**	—	(3,500)
Disposal of fully depreciated assets	**—**	(6,164)	—
Balance at end of year	**$3,858,579**	$3,758,974	$3,577,848

The following is a reconciliation of accumulated depreciation for real estate held for investment at December 31, (dollars in thousands):

	2001	2000	1999
Balance at beginning of year	**$506,871**	$373,164	$280,663
Depreciation expense for the year*	**153,113**	154,419	122,884
Transfers to held for disposition, net	**(13,618)**	(14,548)	(30,383)
Disposal of fully depreciated assets	**—**	(6,164)	—
Balance at end of year	**$646,366**	$506,871	$373,164

**Includes $1,268, $1,425 and $1,157 for 2001, 2000 and 1999, respectively, related to depreciation on non-real estate assets located at the Company's apartment communities, classified as "Other depreciation and amortization" in the Consolidated Statements of Operations.*

3. Investment in Unconsolidated Joint Venture

At December 31, 2001, United Dominion's investment in an unconsolidated joint venture ("the venture") consisted of a 25% partnership interest in a development joint venture in which the Company is serving as the managing partner. No gain or loss was recognized on the Company's contribution to the development joint venture. The venture was created to develop five apartment communities with a total of 1,438 homes for an aggregate total cost of approximately $101 million. Upon closing of the venture in June 2000, United Dominion contributed the projects in return for its equity interest of approximately $8 million in the venture and was reimbursed for approximately $35 million of development outlays that were incurred prior to closing the joint venture. United Dominion serves as the developer, general contractor and property manager for the venture and recognized fee income for services provided by the Company to the joint venture, to the extent of the outside partner's interest, of approximately $2.6 million and $3.0 million for the years ended December 31, 2001 and 2000, respectively. As of September 2001, construction of all five of the joint venture properties was complete.

On December 28, 2001, United Dominion purchased three of the five apartment communities for a total aggregate cost of $61.3 million. The three communities purchased were Mandolin, a 308 home community located in Dallas, Texas, Meridian, a 250 home community located in Dallas, Texas and Sierra Canyon, a 236 home community located in Phoenix, Arizona. The Company has the option, but not the obligation, to purchase the remaining two communities for fair value through December 31, 2006. If neither the Company nor the joint venture partner elects to purchase these properties, the joint venture will then dispose of the assets to a third party at the then market price. Although the legal termination date of the joint venture is December 2006, the Company does not anticipate that the venture's useful life will exceed three years.

The following is a summary of the financial position of the joint venture as of December 31, (dollars in thousands):

	2001	2000
Assets:		
Real estate, net	**$44,290**	$85,644
Other assets	**930**	6,507
Total assets	**$45,220**	$92,151
Liabilities and partners' equity:		
Mortgage notes payable[(a)]	**$30,488**	$49,785
Other liabilities	**1,720**	11,436
Partners' equity	**13,012**	30,930
Total liabilities and partners' equity	**$45,220**	$92,151

(a) Non-recourse to United Dominion with an interest rate of LIBOR plus 250 basis points and a maturity of December 2003.

The following is a summary of the operating results of the joint venture as of December 31, (dollars in thousands):

	2001	2000
Rental income	**$ 9,841**	$1,930
Expenses:		
Depreciation and amortization	**3,684**	268
Mortgage interest	**3,826**	1,557
Operating and other expenses	**4,260**	549
Total expenses	**11,770**	2,374
Income before gains on sales of investments	**(1,929)**	(444)
Gains on sales of depreciable property	**913**	—
Net loss	**$(1,016)**	$ (444)

4. Secured Debt

Secured debt, which encumbers $1.6 billion or 41.0% of United Dominion's real estate owned, ($2.3 billion or 59.0% of United Dominion's real estate owned is unencumbered) consists of the following at December 31, 2001 (dollars in thousands):

	Principal Outstanding		Weighted Average Interest Rate	Weighted Average Years to Maturity	Number of Communities Encumbered
	2001	2000	2001	2001	2001
Fixed Rate Debt					
Mortgage notes payable [(a)]	**$450,643**	$513,962	7.79%	4.9	67
Tax-exempt secured notes payable	**65,806**	79,756	6.73%	12.1	9
Secured credit facilities	**17,000**	17,000	7.04%	12.1	—
Total fixed rate secured debt	**533,449**	610,718	7.64%	6.0	76
Variable Rate Debt					
Secured credit facilities	**405,731**	216,960	3.56%	11.6	31
Tax-exempt secured notes payable	**19,915**	19,916	1.38%	23.5	3
Mortgage notes payable	**15,082**	18,521	3.71%	6.7	4
Total variable rate secured debt	**440,728**	255,397	3.46%	11.9	38
Total Secured Debt	**$974,177**	$866,115	5.75%	8.7	114

(a) Includes fair value adjustments aggregating $7.9 million in 2001 and $10.2 million in 2000 that were recorded in connection with the assumption of debt associated with two acquisitions consummated in 1998.

Fixed Rate Debt

Mortgage notes payable Fixed rate mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates from February 2002 through June 2034 and carry interest rates ranging from 6.66% to 9.58%.

Tax-exempt secured notes payable Fixed rate mortgage notes payable which secure tax-exempt housing bond issues mature at various dates through November 2025 and carry interest rates ranging from 6.09% to 7.90%. Interest on these notes is generally payable in semi-annual installments.

Secured credit facilities At December 31, 2001, United Dominion's fixed rate secured credit facilities consisted of $17.0 million of the $422.7 million outstanding under four revolving secured credit facilities with the Federal National Mortgage Association (the "FNMA Credit Facilities"). The FNMA Credit Facilities are for an initial term of five or ten years, bear interest at a floating rate and can be extended for an additional five years at United Dominion's discretion. In order to limit a portion of its interest rate exposure, United Dominion has two interest rate swap agreements associated with the FNMA Credit Facilities. These agreements have an aggregate notional value of $17.0 million under which United Dominion pays a fixed rate of interest and receives a variable rate on the notional amount. The interest rate swap agreements effectively change United Dominion's interest rate exposure on $17.0 million of secured debt from a variable rate to a weighted average fixed rate of 7.04%.

Variable Rate Debt

Secured credit facilities At December 31, 2001, United Dominion's variable rate secured credit facilities consisted of $405.7 million of the $422.7 million outstanding on the FNMA Credit Facilities. At December 31, 2001, the variable rate FNMA Credit Facilities had a weighted average floating rate of interest of 3.56%.

Tax-exempt secured notes payable Variable rate mortgage notes payable which secure tax-exempt housing bond issues mature at various dates from December 2002 to October 2028. At December 31, 2001, these notes had interest rates ranging from 1.15% to 1.65%. Interest on these notes is generally payable in semi-annual installments.

Mortgage notes payable Variable rate mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates from January 2002 through September 2027. At December 31, 2001, these notes had interest rates ranging from 3.33% to 4.52%.

The aggregate maturities of secured debt for the fifteen years subsequent to December 31, 2001 are as follows (dollars in thousands):

	Fixed			Variable			
Year	Mortgage Notes	Tax-Exempt Bonds	Secured Notes	Secured Notes	Tax-Exempt Notes	Mortgage Notes	TOTAL
2002	$ 47,409	$ 833	—	—	$ 2,200	$ 3,168	$ 53,610
2003	25,381	13,326	—	—	—	370	39,077
2004	119,467	9,422	—	—	—	392	129,281
2005	119,297	875	—	—	—	5,139	125,311
2006	42,061	935	—	—	—	3,795	46,791
2007	17,335	632	—	—	—	95	18,062
2008	2,949	5,455	—	—	—	102	8,506
2009	25,607	581	—	—	—	108	26,296
2010	26,598	628	—	—	—	116	27,342
2011	824	673	—	$138,875	—	123	140,495
2012	889	725	—	—	—	132	1,746
2013	960	3,850	—	—	—	141	4,951
2014	1,036	838	$17,000	183,000	—	150	202,024
2015	1,119	13,354	—	52,956	—	160	67,589
2016	2,942	583	—	30,900	—	171	34,596
Thereafter	16,769	13,096	—	—	17,715	920	48,500
	$450,643	$65,806	$17,000	$405,731	$19,915	$15,082	$974,177

For the years ended December 31, 2001 and 2000, United Dominion recognized $3.5 million ($.03 per share) in extraordinary losses and $831 thousand ($.01 per share) in extraordinary gains related to the write-off of deferred financing costs and prepayment penalties.

5. Unsecured Debt

A summary of unsecured debt at December 31, 2001 and 2000 is as follows (dollars in thousands):

	2001	2000
Commercial Banks		
Borrowings outstanding under an unsecured credit facility due August 2003[a]	$ 230,200	$ 244,400
Borrowings outstanding under an unsecured term loan due May 2004–2005[b]	100,000	100,000
Senior Unsecured Notes—Other		
7.60% Medium-Term Notes due January 2002	46,750	48,750
7.65% Medium-Term Notes due January 2003[c]	10,000	10,000
7.22% Medium-Term Notes due February 2003	11,815	11,900
5.05% City of Portland, OR Bonds due October 2003	7,345	7,345
8.63% Notes due March 2003	78,030	79,030
7.98% Notes due March 2002–2003[d]	14,857	22,285
7.67% Medium-Term Notes due January 2004	53,510	54,000
7.73% Medium-Term Notes due April 2005	22,400	22,400
7.02% Medium-Term Notes due November 2005	49,760	50,000
7.95% Medium-Term Notes due July 2006	103,179	107,398
7.07% Medium-Term Notes due November 2006	25,000	25,000
7.25% Notes due January 2007	105,020	110,080
ABAG Tax-Exempt Bonds due August 2008	46,700	46,700
8.50% Monthly Income Notes due November 2008	57,400	57,400
8.50% Debentures due September 2024[e]	124,920	125,500
Other[f]	3,134	4,027
	759,820	781,815
Total Unsecured Debt	$1,090,020	$1,126,215

(a) As of December 31, 2001 and 2000, United Dominion had eight interest rate swap agreements associated with commercial bank borrowings with an aggregate notional value of $155 million under which United Dominion pays a fixed rate of interest and receives a variable rate of interest on the notional amounts. The interest rate swaps effectively change United Dominion's interest rate exposure on the $155 million of borrowings from a variable rate to a weighted average fixed rate of approximately 6.98%. The weighted average interest rate of the total $230.2 million in commercial borrowings, after giving effect to swap agreements, was 6.1% and 7.5% at December 31, 2001 and 2000, respectively.

(b) As of December 31, 2001, United Dominion had five interest rate swap agreements associated with borrowings under the term loan with an aggregate notional value of $100 million under which United Dominion pays a fixed rate of interest and receives a variable rate of interest on the notional amounts. The interest rate swaps effectively change United Dominion's interest rate exposure on these borrowings from a variable rate to a weighted average fixed rate of approximately 7.53%.

(c) United Dominion has one interest rate swap agreement associated with these unsecured notes with an aggregate notional value of $10 million under which United Dominion pays a fixed rate of interest and receives a variable rate on the notional amount. The interest rate swap agreement effectively changes United Dominion's interest rate exposure on the $10 million from a variable rate to a fixed rate of 7.65%.

(d) Payable annually in three equal principal installments of $7.4 million, one of which was paid in 2001.

(e) Includes an investor put feature which grants a one-time option to redeem the debentures in September 2004.

(f) Includes $3.0 million and $3.8 million at December 31, 2001 and 2000, respectively, of deferred gains from the termination of interest rate risk management agreements.

Information concerning short-term bank borrowings is summarized in the table that follows (dollars in thousands):

	2001	2000	1999
Total revolving credit facilities at December 31	$375,000	$375,000	$310,000
Borrowings outstanding at December 31	230,200	244,400	277,600
Weighted average daily borrowings during the year	248,367	195,128	223,629
Maximum daily borrowings during the year	347,200	308,000	283,000
Weighted average interest rate during the year	5.2%	7.3%	5.8%
Weighted average interest rate at December 31	3.2%	7.7%	6.7%
Weighted average interest rate at December 31, after giving effect to swap agreements	6.1%	7.5%	6.8%

United Dominion has a $375 million three-year unsecured revolving credit facility (the "Bank Credit Facility") which matures August 2003. As of December 31, 2001, $230.2 million was outstanding under the Bank Credit Facility. The Company may borrow at a rate of LIBOR plus 110 basis points for LIBOR-based borrowings under the Bank Credit Facility. In addition, the Company pays a facility fee, which is equal to 0.25% of the commitment. The Bank Credit Facility is subject to customary financial covenants and limitations.

6. Shareholders' Equity

Preferred Stock The Series B Cumulative Redeemable Preferred Stock (Series B) has no stated par value and a liquidation preference of $25 per share. With no voting rights and no stated maturity, the Series B is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities of United Dominion. The Series B is not redeemable prior to May 29, 2007. On or after this date, the Series B may be redeemed for cash at the option of United Dominion, in whole or in part, at a redemption price of $25 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the sales proceeds of other capital stock of United Dominion. All dividends due and payable on the Series B have been accrued or paid as of the end of each fiscal year.

The Series D Convertible Redeemable Preferred Stock (Series D) has no stated par value and a liquidation preference of $25 per share. The Series D has no voting rights, no stated maturity and is not subject to any sinking fund or mandatory redemption and is convertible into 1.5385 shares of common stock at the option of the holder of the Series D at any time at $16.25 per share. The Company has the right to cause the holder of the Series D to convert the Series D to common shares at $16.25 based on twenty trading days at or above $17.06 for the life of the security (the "Option Shares"). The Company has the right to purchase 2 million shares of the Option Shares in accordance with a predetermined schedule, provided that the volume weighted average price of the Company's common shares is $16.25 for a twenty day trading period. The repurchase price payable will be computed in accordance with the table below, expressed as a percentage of the liquidation preference, determined by the period in which the Option Shares repurchase date occurs, together with all accrued and unpaid dividends to and including the repurchase date:

Option Share Repurchase Date Occurs During Period:			Repurchase Price
January 1, 2002	to	June 30, 2002	102.0%
July 1, 2002	to	December 31, 2002	101.5%
January 1, 2003	to	June 30, 2003	101.0%
July 1, 2003	to	December 6, 2003	100.5%

After December 7, 2003, United Dominion may, at its option, redeem at any time all or part of the Series D at a price per share of $25, payable in cash, plus all accrued and unpaid dividends, provided that the current market price of the common stock at least equals the conversion price, initially set at $16.25 per share. The redemption is payable solely out of the sale proceeds of other capital stock. In addition, United Dominion may not redeem in any consecutive twelve-month period a number of shares of Series D having an aggregate liquidation preference of more than $100 million.

On June 15, 2001, the Company completed the redemption of all of its outstanding 9.25% Series A Cumulative Redeemable Preferred Stock at $25 per share plus accrued dividends.

Officers' Stock Purchase and Loan Plan Under the Officer Stock Purchase and Loan Plan (the "Loan Plan"), certain officers have purchased common stock at the then current market price with financing provided by United Dominion at an interest rate of 7%. The underlying notes, totaling $4.3 million, mature between December 2002 and October 2005. A total of 602,000 shares have been issued and 813,000 shares are available for future issuance under the Loan Plan.

Dividend Reinvestment and Stock Purchase Plan United Dominion's Dividend Reinvestment and Stock Purchase Plan (the "Stock Purchase Plan") allows common and preferred shareholders the opportunity to purchase, through the reinvestment of cash dividends, additional shares of United Dominion's common stock. As of December 31, 2001, 9,437,717 shares of common stock had been issued under the Stock Purchase Plan. Shares in the amount of 4,562,283 were reserved for further issuance under the Stock Purchase Plan at December 31, 2001. During 2001, 332,243 shares were issued under the Stock Purchase Plan for a total consideration of approximately $4.4 million.

Restricted Stock Awards United Dominion's 1999 Long-Term Incentive Plan ("LTIP") authorizes the granting of restricted stock awards to employees, officers and directors of United Dominion. The total restricted stock awards under the LTIP may not exceed 15% of the total number of available shares, or 600,000. Deferred compensation expense is recorded over the vesting period and is based upon the value of the common stock on the date of issuance. As of December 31, 2001, 244,103 shares of restricted stock have been issued under the LTIP.

Shareholder Rights Plan United Dominion's 1998 Shareholder Rights Plan is intended to protect long-term interests of shareholders in the event of an unsolicited, coercive, or unfair attempt to take over the Company. The plan authorized a dividend of one Preferred Share Purchase Right (the "Rights") on each share of common stock outstanding. Each Right, which is not currently exercisable, will entitle the holder to purchase 1/1,000 of a share of a new series of the Company's preferred stock, to be designated as Series C Junior Participating Cumulative Preferred Stock, at a price to be determined upon the occurrence of the event, and for which the holder must be paid $45 should the take over occur. Under the Plan, the rights will be exercisable if a person or group acquires more than 15% of United Dominion's common stock, or announces a tender offer that would result in the ownership of 15% of the Company's common stock.

7. Financial Instruments

The following estimated fair values of financial instruments were determined by United Dominion using available market information and appropriate valuation methodologies. Considerable judgement is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts United Dominion would realize on the disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts and estimated fair value of United Dominion's financial instruments at December 31, 2001 and 2000, are summarized as follows (dollars in thousands):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Secured debt	**$ 974,177**	**$1,013,136**	$ 866,115	$ 887,430
Unsecured debt	**1,090,020**	**1,109,380**	1,126,215	1,130,100
Interest rate swap agreements	**—**	**(14,931)**	—	(3,847)

The following methods and assumptions were used by United Dominion in estimating the fair values set forth above.

Cash and cash equivalents The carrying amount of cash and cash equivalents approximates fair value.

Secured and unsecured debt Estimated fair value is based on mortgage rates, tax-exempt bond rates and corporate unsecured debt rates believed to be available to United Dominion for the issuance of debt with similar terms and remaining lives. The carrying amount of United Dominion's variable rate secured debt approximates fair value at December 31, 2001 and 2000. The carrying amounts of United Dominion's borrowings under variable rate unsecured debt arrangements, short-term revolving credit agreements and lines of credit approximate their fair values at December 31, 2001 and 2000.

Derivative financial instruments The following table presents the fair values of the Company's derivative financial instruments outstanding, based on external market quotations, as of December 31, 2001 (dollars in thousands):

Notional Amount	Fixed Rate	Type of Contract	Effective Date	Contract Maturity	Fair Value
Secured Debt:					
FNMA					
$ 7,000	6.78%	Swap	06/30/99	06/30/04	$ (396)
10,000	7.22%	Swap	12/01/99	04/01/04	(626)
17,000	**7.04%**				**(1,022)**
Unsecured Debt:					
Bank Credit Facility					
5,000	7.32%	Swap	06/26/95	07/01/04	(315)
10,000	7.14%	Swap	10/18/95	10/03/02	(386)
5,000	6.98%	Swap	11/21/95	10/03/02	(185)
25,000	7.39%	Swap	11/01/00	08/01/03	(1,461)
25,000	7.39%	Swap	11/01/00	08/01/03	(1,461)
25,000	7.21%	Swap	12/01/00	08/01/03	(1,330)
25,000	7.21%	Swap	12/04/00	08/01/03	(1,330)
35,000	5.98%	Swap	03/13/01	04/01/03	(1,100)
155,000	**6.98%**				**(7,568)**
Bank Term Loan					
25,000	7.49%	Swap	11/15/00	05/15/03	(1,295)
20,000	7.49%	Swap	11/15/00	05/15/03	(1,037)
23,500	7.62%	Swap	11/15/00	05/15/04	(1,568)
23,000	7.62%	Swap	11/15/00	05/15/04	(1,535)
8,500	7.26%	Swap	12/04/00	05/15/03	(426)
100,000	**7.53%**				**(5,861)**
Medium-Term Notes					
10,000	7.65%	Swap	01/26/99	01/27/03	(480)
$282,000					**$(14,931)**

For the year ended December 31, 2001, the Company recognized $11.0 million of unrealized losses in accumulated other comprehensive income, a $60.0 thousand loss in net income related to the ineffective portion of the Company's hedging instruments and a $3.8 million loss as a cumulative effect of a change in accounting principle. In addition, United Dominion recognized $14.9 million of derivative financial instrument liabilities on the Consolidated Balance Sheet.

As of December 31, 2001, United Dominion expects to reclassify $9.4 million of net losses on derivative instruments from accumulated other comprehensive income to earnings (interest expense) during the next twelve months on the related hedged transactions.

Risk of counterparty non-performance United Dominion has not obtained collateral or other security to support financial instruments. In the event of non-performance by the counterparty, United Dominion's credit loss on its derivative instruments is limited to the value of the derivative instruments that are favorable to United Dominion at December 31, 2001, of which the Company has none. However, such non-performance is not anticipated as the counterparties are highly rated credit quality U.S. financial institutions and management believes that the likelihood of realizing material losses from counterparty non-performance is remote.

8. Employee Benefit Plans

Profit Sharing Plan The United Dominion Realty Trust, Inc. Profit Sharing Plan (the "Plan") is a defined contribution plan covering all eligible full-time employees. Under the Plan, United Dominion makes discretionary profit sharing and matching contributions to the Plan as determined by the Compensation Committee of the Board of Directors. Aggregate provisions for contributions, both matching and discretionary, which are included in United Dominion's Consolidated Statements of Operations for the three years ended December 31, 2001, 2000 and 1999 were $0.7 million, $1.3 million and $2.2 million, respectively.

Stock Option Plan In May 2001, the shareholders of United Dominion approved the 1999 Long-Term Incentive Plan (the "LTIP"), which supersedes the Company's 1985 Stock Option Plan. With the approval of the LTIP, no additional grants will be made under the 1985 Stock Option Plan. The LTIP authorizes the granting of awards which may take the form of options to purchase shares of common stock, stock appreciation rights, restricted stock, dividend equivalents, other stock-based awards, any other right or interest relating to common stock or cash. The Board of Directors reserved 4 million shares for issuance upon the grant or exercise of awards under the LTIP. Of the 4 million shares reserved, 3.4 million shares are for stock-based awards, such as stock options, with the remaining 600,000 shares reserved for restricted stock awards. The LTIP generally provides, among other things, that options are granted at exercise prices not lower than the market value of the shares on the date of grant and that options granted must be exercised within ten years. The maximum number of shares of stock that may be issued subject to incentive stock options is 10 million shares. Shares under options that expire or are cancelable are available for subsequent grant.

Pro forma information regarding net income and earnings per share is required by Statement 123 *"Accounting for Stock Based Compensation"* ("SFAS No. 123"), and has been determined as if United Dominion had accounted for its employee stock options under the fair value method of accounting as defined in SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999:

	2001	**2000**	**1999**
Risk free interest rate	**3.2%**	5.2%	6.7%
Dividend yield	**9.1%**	7.2%	6.9%
Volatility factor	**0.171**	0.164	0.144
Weighted average expected life (years)	**3**	7	9

The weighted average fair value of options granted during 2001, 2000 and 1999 was $0.46, $0.65 and $0.76 per option, respectively.

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. United Dominion's pro forma information is as follows (dollars in thousands, except per share amounts):

	2001	**2000**	**1999**
Net income available to common shareholders			
As reported	**$27,142**	$42,653	$55,908
Pro forma	**26,693**	41,705	54,847
Earnings per common share—diluted			
As reported	**$ 0.27**	$ 0.41	$ 0.54
Pro forma	**0.26**	0.40	0.53

A summary of United Dominion's stock option activity during the three years ended December 31, 2001 is provided in the following table:

	Number Outstanding	Weighted Average Exercise Price	Range of Exercise Prices
Balance, December 31, 1998	3,359,013	$12.89	$ 7.44–$15.38
Granted	1,192,333	10.02	9.63– 11.19
Exercised	(46,998)	9.87	9.19– 10.25
Forfeited	(288,756)	13.46	10.88– 15.38
Balance, December 31, 1999	4,215,592	$12.09	$ 9.19–$15.38
Granted	653,300	9.91	9.88– 10.75
Exercised	(11,584)	9.19	9.19
Forfeited	(364,363)	12.95	9.63– 15.25
Balance, December 31, 2000	4,492,945	$11.71	$ 9.19–$15.38
Granted	**1,289,484**	**11.96**	**10.81– 14.20**
Exercised	**(356,408)**	**11.02**	**9.19– 14.25**
Forfeited	**(1,200,802)**	**11.52**	**9.63– 15.38**
Balance, December 31, 2001	**4,225,219**	**$11.90**	**$ 9.63–$15.38**
Exercisable at December 31,			
1999	2,042,505	$13.28	$ 9.19–$15.38
2000	2,692,997	12.35	9.19– 15.38
2001	**1,968,265**	**12.38**	**9.63– 15.38**

The weighted average remaining contractual life on all options outstanding is 9 years. 1,032,002 of share options had exercise prices between $13.50 and $15.38, 1,509,272 of share options had exercise prices between $11.15 and $13.13 and 1,683,945 of share options had exercise prices between $9.63 and $10.94.

At December 31, 2001, stock-based awards for 3,278,500 shares of common stock were available for future grants under the 1999 LTIP 's existing authorization and no option shares were available for future grants under the 1985 Stock Option Plan. At December 31, 2000 and 1999, options for 3,684,595 and 4,028,539 shares of common stock, respectively, were available for future grants under the 1985 Stock Option Plan.

9. Restructuring Charges

During the first quarter of 2001, United Dominion announced the appointment of a new chief executive officer and senior management structure. The new management team began a comprehensive review of the organizational structure of the Company and its operations. As a result of this review, the Company recorded a charge of $5.4 million related to workforce reductions and other miscellaneous costs. These charges are included in the Consolidated Statements of Operations within the line item "Severance costs and other organizational charges." All charges came under consideration subsequent to the appointment of the Company's new CEO in February 2001 and were approved by management and the Board of Directors in March 2001. All of the $5.4 million charge was paid during 2001.

The planned workforce reductions resulted in a charge of $4.5 million during the first quarter of 2001 and in the planned termination of approximately 200 full-time equivalent positions, or 10% of total staffing in corporate functions, including senior management and general and administrative functions, and in apartment operations. Employee termination benefits included severance packages and related benefits and outplacement services for employees terminated. As of December 31, 2001, approximately 230 employees have been terminated.

In connection with senior management's review of the Company during the first quarter, United Dominion also recognized $0.4 million related to relocation costs associated with the new executive offices in Denver and $0.5 million related to other miscellaneous costs.

10. Commitments and Contingencies

Land and Other Leases United Dominion is party to several ground leases relating to operating communities. In addition, United Dominion is party to various other operating leases related to the operation of its regional offices. Future minimum lease payments for non-cancelable land and other leases at December 31, 2001 are as follows (dollars in thousands):

2002	$ 1,792
2003	1,594
2004	1,530
2005	1,386
2006	1,210
Thereafter	24,128
Total	$31,640

United Dominion incurred $2.3 million, $2.6 million and $2.8 million, of rent expense for the years ended December 31, 2001, 2000 and 1999, respectively.

Contingencies In May 2001, the shareholders of United Dominion approved the Out-Performance Program (the "Program") pursuant to which executives and other key officers of the Company were given the opportunity to invest in the Company by purchasing performance shares ("Out-Performance Partnership Shares" or "OPPSs") of the Operating Partnership for an initial investment of $1.27 million. To begin the Program, the Company's performance will be measured over a 28 month period beginning February 2001. The Program is designed to provide participants with the possibility of substantial returns on their investment if the Company's total return, defined as dividend income plus share price appreciation, on its common stock during the measurement period exceeds the greater of industry average (defined as the total cumulative return of the Morgan Stanley REIT Index over the same period) or a 30% total return (12% annualized) (the "minimum return"). At the conclusion of the measurement period, if United Dominion's total return satisfies these criteria, the holders of the OPPSs will receive distributions and allocations of income and loss from the Operating Partnership equal to the distributions and allocations that would be received on the number of interests in the Operating Partnership ("OP Units") obtained by: (i) determining the amount by which the cumulative total return of the Company's common stock over the measurement period exceeds the greater of the cumulative total return of the peer group index (the Morgan Stanley REIT Index) or the minimum return (such being the "excess return"); (ii) multiplying 4% of the excess return by the Company's market capitalization (defined as the average number of shares outstanding over the 28 month period multiplied by the daily closing price of the Company's common stock); and (iii) dividing the number obtained in (ii) by the market value of one share of the Company common stock on the valuation date, as the weighted average price per day of the common stock for the 20 trading days immediately preceding the valuation date. If, on the valuation date, the cumulative total return of United Dominion's common stock does not meet the minimum return or the total return of the peer group and there is no excess return, then the holders of the OPPSs will forfeit their entire initial investment of $1.27 million. The OPPSs, unlike United Dominion's other OP Units, are not convertible into common stock except upon a change of control of the Company. Accordingly, the contingently issuable OPPSs are not included in common stock and common stock equivalents in the calculation of earnings per share. Based upon results through December 31, 2001, 370,718 OPPSs would have been issued. However, since the ultimate determination of OPPSs to be issued will not occur until June 2003, and the number of OPPSs is determinable only upon future events, the financial statements do not reflect any additional impact for these events.

United Dominion and its subsidiaries are engaged in various litigations and have a number of unresolved claims pending. The ultimate liability in respect of such litigations and claims cannot be determined at this time. United Dominion is of the opinion that such liability, to the extent not provided for through insurance or otherwise, is not likely to be material in relation to the consolidated financial statements of United Dominion.

Commitments United Dominion is committed to completing its real estate currently under development, which has an estimated cost to complete of $6.7 million at December 31, 2001.

11. Industry Segments

United Dominion owns and operates multifamily apartment communities throughout the United States that generate rental and other property related income through the leasing of apartment units to a diverse base of tenants. United Dominion separately evaluates the performance of each of its apartment communities. However, because each of the apartment communities have similar economic characteristics, facilities, services and tenants, the apartment communities have been aggregated into a single apartment communities segment. All segment disclosure is included in or can be derived from United Dominion's consolidated financial statements.

There are no tenants that contributed 10% or more of United Dominion's total revenues during 2001, 2000 or 1999.

12. Unaudited Summarized Consolidated Quarterly Financial Data

Summarized consolidated quarterly financial data for the year ended December 31, 2001 is as follows (dollars in thousands, except per share amounts):

	Three Months Ended			
	March 31[(a)]	June 30	September 30	December 31[(b)]
Rental income[(c)]	$155,369	$153,570	$153,814	$155,837
Income before gains on sales of investments, minority interests and extraordinary item	2,577	13,731	14,590	13,845
Gains on the sales of investments	4,102	20,646	—	—
Net income available to common shareholders	(3,308)	20,136	6,778	3,536
Earnings per common share:				
Basic	$ (0.03)	$ 0.20	$ 0.07	$ 0.04
Diluted	(0.03)	0.20	0.07	0.04

(a) The first quarter of 2001 includes $8.6 million of non-recurring charges related to workforce reductions, other severance costs, executive relocation costs and the write-down of land and the Company's investment in an online apartment leasing company.

(b) The fourth quarter of 2001 includes a $2.2 million charge related to the write-down of the Company's investment in a web-based property management and leasing system.

(c) Rental income for the first and second quarters are restated to include water sub-metering reimbursements previously classified as a reduction in rental expense.

Summarized consolidated quarterly financial data for the year ended December 31, 2000 is as follows (dollars in thousands, except per share amounts):

	Three Months Ended			
	March 31	June 30[(a)]	September 30[(b)]	December 31
Rental income[(c)]	$156,401	$157,402	$157,041	$155,750
Income before gains on sales of investments, minority interests and extraordinary item	17,120	7,617	10,199	13,784
Gains on the sales of investments	2,533	5,928	11,261	11,728
Net income available to common shareholders	9,172	6,233	11,161	16,087
Earnings per common share:				
Basic	$ 0.09	$ 0.06	$ 0.11	$ 0.16
Diluted	0.09	0.06	0.11	0.16

(a) The second quarter of 2000 includes $9.9 million of catch-up depreciation expense related to the transfer of properties from real estate held for disposition to real estate held for investment.

(b) The third quarter of 2000 includes a $2.7 million charge related to water usage billing litigation and a $1.0 million charge for changes to executive employment agreements.

(c) Rental income has been restated to include water sub-metering reimbursements previously classified as a reduction in rental expense.

GENERAL INFORMATION

◇ ◇ ◇

Corporate Headquarters
400 East Cary Street
Richmond, Virginia 23219-3816
(800) 780-2691
(804) 343-1912 *Fax*

Executive Office
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129
(720) 283-6120
(720) 283-2452 *Fax*

Investor Services
E-Mail: ir@udrt.com
Website: www.udrt.com

Independent Auditors
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219

Transfer Agent
Mellon Investor Services LLC
One Mellon Bank Center
500 Grant Street, Room 2122
Pittsburgh, Pennsylvania 15258
Investor Information: (888) 237-5723

Common Shareholders
As of January 31, 2002, the Company had 8,672 common shareholders of record.

Associates
As of January 31, 2002, the Company had 1,946 full and part-time associates.

Annual Meeting
The Annual Meeting of Shareholders is scheduled for Tuesday, May 7, 2002, at 4:00 p.m., at the Jefferson Hotel in Richmond, Virginia. All shareholders are cordially invited to attend.

Member
National Association of Real Estate Investment Trusts (NAREIT)
National Apartment Association
National Multi-Housing Council
The Real Estate Roundtable

Investor Services
For copies of the Company's Annual Report on Form 10-K, as reported to the Securities and Exchange Commission (provided without charge), or other investor assistance, please call, write or e-mail Investor Services at the corporate office, or refer to the website.

Dividend Reinvestment and Stock Purchase Plan
The Company offers its common and preferred shareholders the opportunity to purchase additional shares of common stock through the Dividend Reinvestment and Stock Purchase Plan. Information regarding the Plan can be obtained by contacting Investor Services.

Common Stock Price
The table below sets forth the range of the high and low sales prices per share for each quarter of the last two years. Dividend information reflects distributions declared for each calendar quarter and paid approximately one month after the end of the quarter.

2001	High	Low	Common Distributions Declared
1st Quarter	$12.70	$10.56	$.2700
2nd Quarter	14.38	11.90	.2700
3rd Quarter	14.60	13.72	.2700
4th Quarter	14.85	13.86	.2700

2000	High	Low	Common Distributions Declared
1st Quarter	$10.50	$ 9.44	$.2675
2nd Quarter	11.75	9.75	.2675
3rd Quarter	11.75	10.69	.2675
4th Quarter	11.13	9.38	.2675

Stock Listing
New York Stock Exchange (NYSE)
Symbols: UDR (Common)
UDRpfB (Preferred)

BOARD OF DIRECTORS

◇ ◇ ◇

R. Toms Dalton, Jr.[3,4]
Partner, Allen & Carwile
Attorneys at Law, Waynesboro

Robert P. Freeman[2,3]
Managing Director,
Wells Hill Partners, Ltd., New York

Jon A. Grove[2,3]
Former President &
Chief Executive Officer
of ASR Investment Corp., Tucson

James D. Klingbeil[1,3,4]
Vice Chairman of the Board,
Chairman & Chief Executive Officer
of American Apartment
Communities III, San Francisco

Robert C. Larson[1]
Chairman of the Board,
Managing Director, Lazard Fréres &
Co. LLC, New York

John P. McCann[2]
Chairman Emeritus
Private Investor, Richmond

Lynne B. Sagalyn[2,4]
Director of the M.B.A.
Real Estate Program
Columbia University Graduate
School of Business, New York

Mark J. Sandler[3,4]
Private Investor, New York

Robert W. Scharar[2,4]
President, FCA Corporation, Houston

Thomas W. Toomey[1]
President, Chief Executive Officer

1—Executive Committee
2—Audit Committee
3—Compensation Committee
4—Corporate Governance Committee



(Pictured left to right) Robert C. Larson, Thomas W. Toomey, John P. McCann, Jon A. Grove, Lynne B. Sagalyn, R. Toms Dalton, Jr., Mark J. Sandler, Robert W. Scharar (seated), James D. Klingbeil, Robert P. Freeman

OFFICERS

◇ ◇ ◇

Executive Officers

Thomas W. Toomey
President, Chief Executive Officer

W. Mark Wallis
Senior Executive Vice President
Legal, Acquisitions, Dispositions
& Development

Christopher D. Genry
Executive Vice President
Chief Financial Officer

Ella S. Neyland
Executive Vice President
Treasurer & Investor Relations

Martha R. Carlin
Senior Vice President
Operations

Kevin M. McCabe
Senior Vice President
Real Estate Operations

Senior Vice Presidents

Lester C. Boeckel
Senior Vice President
Acquisitions & Dispositions

Thomas J. Corcoran
Senior Vice President
Human Resources

Richard A. Giannotti
Senior Vice President
Development & Acquisitions,
Eastern Region

Patrick S. Gregory
Senior Vice President
Chief Information Officer

Scott A. Shanaberger
Senior Vice President
Corporate Controller &
Chief Accounting Officer

Mark E. Wood
Senior Vice President
Development & Acquisitions,
Western Region

Vice Presidents

Matthew T. Akin
Vice President
Acquisitions & Dispositions

Timothy M. Babcock
Vice President
Real Estate Operations

Ann W. Beal
Vice President
Area Director

Robert B. Blanton
Vice President
Information Systems

Carolyn D. Brown
Vice President
Tax

Patrick M. Connelly
Vice President
Area Director

Cheryl T. Ducote
Vice President
Area Director

Terry D. Fulbright
Vice President
Senior Business Analyst

Louis N. Kovalsky
Vice President
Area Director

Vice Presidents

Thomas E. Lamberth
Vice President
Area Director

Rodney A. Neuheardt
Vice President
Finance

Susan K. Northcutt
Vice President
Training

Mary Ellen Norwood
Vice President & Secretary
Legal Administration

Cheryl F. Pucci
Vice President
Area Director

R. L. Ross, Jr.
Vice President
Acquisitions

Dennis E. Sandidge
Vice President
Area Director

Milton A. Scott, Jr.
Vice President
Acquisitions & Dispositions

Thomas A. Spangler
Vice President
Business Development

Timothy E. Stumm
Vice President
Real Estate Operations

UNITED DOMINION
Realty Trust

Corporate Headquarters
400 East Cary Street
Richmond, Virginia 23219
Tel.: 804-780-2691

Executive Office
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129
Tel.: 720-283-6120

www.udrt.com